Exhibit 2.1

PURCHASE AND SALE AGREEMENT

between

TOLL BROTHERS, INC.

as Buyer

and

SHAPELL INVESTMENT PROPERTIES, INC.

as the Seller

Dated as of November 6, 2013

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

Exhibit A	Divestitures
Exhibit B	Acquired Subsidiaries
Exhibit C	Cost-Sharing Agreements
Exhibit D	Excluded Assets
Exhibit E	Excluded Liabilities
Exhibit F	Office Leases
Exhibit G	Transition Services Agreement
Exhibit H	Agreed Principles
Exhibit I	Allocation Exhibit
Exhibit J	Retained Business Employees
Exhibit K	Core Development Entitlements
Exhibit L	Environmental Policy Requirements
Exhibit M	License Agreement

iii

PURCHASE AND SALE AGREEMENT

PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of November 6, 2013, among Toll Brothers, Inc., a Delaware corporation (“Buyer”), on the one hand, and Shapell Investment Properties, Inc., a Delaware corporation (“Seller”), on the other hand.

RECITALS

A. Seller owns 100% of the outstanding capital stock (the “Shares”) of Shapell Industries, Inc., a Delaware corporation (the “Company”).

B. Prior to or concurrently with the Closing, the Company will transfer or distribute to Seller certain Excluded Assets, in the manner set forth on Exhibit A (the “Divestitures”).

C. The Company and the Subsidiaries of the Company are engaged in the business of real property development (to the extent not primarily related to the assets, divisions and other lines of business that are the subject of the Divestitures, the “Business”).

D. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares, upon and subject to the terms and conditions contained in this Agreement.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“Acquired Entities” means the Company and the Acquired Subsidiaries.

“Acquired Properties” means the Owned Real Property and the Leased Real Property.

“Acquired Subsidiaries” means Shapell Homes, Inc., Shapell Land Company, LLC, Placentia Development Company LLC, Porter Ranch Development Company, Upper K-Shapell, LLC, Plum Bouquet Investment Company, their respective Subsidiaries listed on Exhibit B and the four newly formed entities to be designated under Section 2.7 to take title to the Minority Interests. For clarity, Shapell Mortgage, Inc. is not an Acquired Subsidiary; rather, the equity interests in Shapell Mortgage, Inc. are Excluded Assets.

“Action” means any claim, action, suit, inquiry, proceeding, audit, examination, charge, demand, notice of violation, or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding, whether civil, criminal, or administrative.

“Affiliate” means with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Agreements” means the Transition Services Agreement, the Cost-Sharing Agreements, the Office Leases, the License Agreement and all other agreements, documents and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to Closing in connection with this Agreement or the transactions contemplated hereby.

“Balance Sheet Date Net Cash” means, as of the Balance Sheet Date, the difference (which may be negative) of (i) the aggregate cash and cash equivalents (including short-term investments and marketable securities) of the Acquired Entities, minus (ii) total Debt of the Acquired Entities, in each case as set forth on the Balance Sheet. For the avoidance of doubt, the calculation of Balance Sheet Date Net Cash shall not include Tax payables, Tax receivables, deferred Tax assets or deferred Tax liabilities.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of Los Angeles.

“Business Employees” means the employees of the Acquired Entities.

“Capital Lease” means any capital lease or sublease that has been (or under GAAP as in effect from time to time should be) capitalized on a balance sheet.

“Contract” means any contract, agreement, arrangement or understanding, whether written or oral and whether express or implied, including all transferable rights such as warranties.

“Contributions” means any and all contributions to the capital of any Acquired Entity by Seller, its stockholders or any of their respective Affiliates other than another Acquired Entity during the period following the Balance Sheet Date and ending on the Closing Date.

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by

Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 or 4068(a) of ERISA, (iii) under Section 430(k) or 4971 of the Code and (iv) for violation of the continuation coverage requirements of Sections 601 et seq. of ERISA and Sections 9801 et seq. of the Code.

“Core Development Entitlements” means the development agreements, vesting maps and other development entitlements listed on Exhibit K.

“Cost-Sharing Agreement” means each of the Cost-Sharing and Site Work Agreements, the forms of which are attached hereto as Exhibits C-1 through C-4.

“Debt” of any Acquired Entity means at any date, without duplication (and calculated in accordance with GAAP as in effect from time to time), (a) all obligations of such Acquired Entity for borrowed money (whether as a direct obligation on a promissory note, bond, zero coupon bond, debenture or other similar instrument, or as an unfulfilled reimbursement obligation on a drawn letter of credit or similar instrument, or otherwise), including, without duplication, all liabilities of any Acquired Entity to Seller or any of its Affiliates that are not Acquired Entities, but excluding all Capital Lease obligations of such Acquired Entity, (b) all obligations of such Acquired Entity to pay the deferred purchase price of property or services, other than (i) obligations under employment Contracts or deferred employee compensation plans and (ii) trade accounts payable and other expenses or payables arising in the ordinary course of business and that do not involve an obligation for borrowed money, (c) all debt of any third party that is not an Acquired Entity secured by a Lien on any asset of such Acquired Entity (or for which the holder of the debt has an existing right, contingent or otherwise, to be so secured), whether or not such debt is assumed by such Person, and (d) all guarantees (as a general partner or otherwise) of such Acquired Entity with respect to debt of any third party that is not an Acquired Entity. For clarity, Debt shall not include any obligation that is an Excluded Liability.

“Distributions” means, collectively, (i) any and all dividends on, or other distributions made by an Acquired Entity in respect of, the capital stock or other equity interest of such Acquired Entity to Seller, its stockholders, any of their respective Affiliates or any other Person, other than another Acquired Entity, and (ii) any and all amounts paid by an Acquired Entity to any Person that is not an Acquired Entity to purchase, redeem or otherwise acquire the capital stock or other equity interest of any Acquired Entity owned by any Person other than another Acquired Entity, in each case during the period following the Balance Sheet Date and ending on the Closing Date and without taking into account the Divestitures as contemplated by Exhibit A.

“Divestiture Consent” means any license, permit, consent, approval, authorization, qualification or order obtained or required to be obtained in connection with the Divestitures.

“Divestiture Release” means any release related to an Excluded Asset.

“Employee Parachute Payments” means any liability or obligation of any Acquired Entity to any Business Employee that arises solely as a result of this Agreement or the consummation of the Transaction, other than as explicitly assumed by Buyer or otherwise required to be retained by any Acquired Entity pursuant to Section 5.7.

“Environmental Losses” means all Losses relating to any liability or obligation of any Acquired Entity under any Environmental Law.

“Environmental Policy” means, collectively, one or more policies of environmental liability insurance with a duration of ten (10) years from the date of the Closing providing coverage to the Acquired Entities and Buyer for an aggregate of $50,000,000 for any Insured Environmental Excluded Losses, issued by one or more of the insurers and otherwise satisfying the requirements set forth on Exhibit L attached hereto.

“ERISA Affiliate” means, with respect to any Acquired Entity, any trade or business that together with such Acquired Entity would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) and (o) of the Code.

“Escrow Agent” means First American Title Insurance Company.

“Excluded Assets” means those assets, including any interest in any Subsidiaries of the Acquired Entities other than the Acquired Subsidiaries, listed on Exhibit D.

“Excluded Liabilities” means those liabilities listed on Exhibit E.

“Excluded Taxes” means (i) any Non-Income Taxes of, or required to be paid by, the Acquired Entities for any Pre-Balance Sheet Date Tax Period (determined pursuant to Section 6.6) to the extent not reflected as a liability on the Balance Sheet, and (ii) any Income Taxes of, or required to be paid by, the Acquired Entities for any Pre-Closing Tax Period (determined pursuant to Section 6.6).

“Financing” means the issuance of debt and/or equity securities of Buyer following the date of this Agreement for aggregate proceeds in excess of $500,000,000 (it being understood that borrowings under any credit agreement are not a Financing).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory, political, or administrative authority, branch, agency, department, or commission or any court, tribunal, or arbitral or judicial body (including any grand jury).

“Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, hazardous or toxic substances (including dry wall or any other building products containing such substances) and any other chemical, material, substance or waste that is prohibited or regulated, or as to which liability is imposed, under any Environmental Law.

“Immediate Family,” with respect to any specified Person, means such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that shares such Person’s home.

“Income Taxes” means (a) all federal income Taxes imposed under the Code and any state Taxes imposed on net income (including franchise Taxes imposed on net income), and (b) to the extent not otherwise described in (a), any penalties, interest and additions imposed by a Governmental Authority with respect to the Taxes described in clause (a).

“Indemnifiable Environmental Losses” means solely (i) those Losses relating to or arising out of the environmental conditions or Release of Hazardous Materials existing or occurring on or prior to the Closing Date associated with the matters described on Schedule 3.14 of the Disclosure Schedules and (ii) the Uninsured Environmental Excluded Losses.

“Insured Environmental Excluded Losses” mean any Environmental Loss resulting from the presence or Release of Hazardous Materials existing or occurring on or prior to the Closing Date (or, with respect to any Excluded Asset that is divested to Seller or its Affiliates after the Closing Date, existing or occurring prior to or during the time period such Excluded Asset is owned by Buyer) in soil or groundwater at or under any (i) real property that is an Excluded Asset or is currently owned by an entity that constitutes an Excluded Asset or (ii) third-party real property at which Seller (in connection with the operation of the Excluded Assets) or any entity constituting an Excluded Asset disposed of or arranged for the disposal of Hazardous Materials. Insured Environmental Excluded Losses include any Loss for which the carrier or carriers issuing the Environmental Policy initially have denied coverage but that is ultimately determined by such carrier or carriers, judicial action or arbitration to be covered by, and such carrier or carriers actually pay or reimburse Buyer, an Acquired Entity or their respective Affiliates for such Losses under, the Environmental Policy after a party has undertaken commercially reasonable efforts to secure such determination as provided in Section 8.5.

“knowledge,” including the term “known,” with respect to a representation of, or other provision relating to, Seller means, and shall be limited to, the actual knowledge of the following individuals as of the date the applicable representation is made (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate) without any implication of verification or investigation concerning such knowledge: William West, Jon Sasaki, Tom Ingram, Bob Moore, Vince Rossi, Tim Saunders and Sam Worden.

“Law” means any statute, law (including common law), ordinance, regulation, rule, code, executive order, injunction, judgment, decree, award, agency requirement, decision, finding, or order of any Governmental Authority.

“Liability Exposure” means in respect of any Nonassignable Excluded Asset (i) the fair market value of such asset if consolidated on the post-Closing financial statements of an Acquired Entity, or (ii) the fair value of the equity interest for the investment in the unconsolidated entity if such asset is unconsolidated on the post-Closing financial statements of an Acquired Entity, in each case determined in accordance with the Agreed Principles.

“License Agreement” means the Trademark License Agreement, the form of which is attached hereto as Exhibit M.

“Lien” means pledges, claims, liens, charges, encumbrances, and security interests of any kind or nature.

“Marketing Period” means the first period of 25 consecutive Business Days beginning on the later of (a) December 20, 2013, or such earlier date upon which Buyer files with the SEC its annual report on Form 10-K for its fiscal year ending October 31, 2013 and (b) the date of delivery of the Required Information, and throughout which time period Buyer shall have the Required Information. Notwithstanding the foregoing, the “Marketing Period” shall be deemed not to have commenced if prior to the completion of such 25 Business Day period, Ernst & Young LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information. Notwithstanding the provisions of this paragraph, the Marketing Period shall end on any earlier date on which the Financing is consummated.

“Material Adverse Effect” means any event, change, circumstance or effect that individually or in the aggregate has had or is reasonably likely to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Acquired Entities or the Business, taken as a whole, except for any such effects resulting from (a) the announcement or pendency of this Agreement, the transactions contemplated hereby and by the Ancillary Agreements or (except as used in Section 2.6, Section 3.5(a), Section 3.7, Section 3.8, Section 3.10, Section 3.16(b) or Section 3.17) the performance of any obligation hereunder, the announcement thereof or the identity of Buyer as the prospective acquirer of the Acquired Entities, (b) changes in general economic or political conditions or the securities markets in general, (c) changes in conditions generally applicable to businesses in the same industry as that of the Acquired Entities including (i) changes in Laws generally applicable to such businesses or industry and (ii) changes in GAAP or its application, (d) changes in generally prevailing interest rates in the United States, (e) changes in the availability or cost of borrowings or other costs of financing in the United States generally, (f) any weather related event or national or international hostilities, acts of terror, or acts of war, or (g) the LLC Conversions; provided, that in the case of the foregoing clauses (b) - (f), except to the extent such event, change, circumstance or effect disproportionately impacts the Acquired Entities or the Business taken as a whole relative to other companies in the industry in which the

Acquired Entities operate. Buyer acknowledges that there could be a disruption to the Acquired Entities’ businesses as a result of the announcement by Buyer of its agreement to purchase the Acquired Entities or the announcement by Seller of its agreement to sell the Acquired Entities, and Buyer agrees that such disruptions do not and shall not constitute a Material Adverse Effect.

“Minority Partner” means each of Liberty Building Company and FKC, LLC.

“Minority Partner Purchase Agreements” means, collectively, (i) that certain Purchase and Sale Agreement dated as of November 6, 2013, between Liberty Building Company, as seller, and Seller, as buyer, and (ii) that certain Purchase and Sale Agreement dated as of November 6, 2013, between FKC, LLC, as seller, and Seller, as buyer; references to “Minority Partner Purchase Agreement” means either of the Minority Partner Purchase Agreements.

“Multiemployer Plan” means any “multiemployer plan” as defined under Section 4001(a)(3) of ERISA.

“Non-Acquired Entity Expenditures” means any and all costs or expenditures incurred or made during the period following the Balance Sheet Date and ending on the Closing Date by any Acquired Entity in respect of the Excluded Assets or to satisfy or reduce any Excluded Liabilities (or funds deposited into accounts that constitute Excluded Assets); exclusive, however of any such costs or deposits funded from Excluded Assets including, without limitation, any revenues, accounts receivable, judgments or other recoveries arising out of the Excluded Assets. For clarity, whether costs or expenditures are incurred or funds deposited with respect to Excluded Assets or applied to the satisfaction or reduction of Excluded Liabilities shall be determined in a manner consistent with the Agreed Principles.

“Non-Income Taxes” means all Taxes other than Income Taxes.

“Office Leases” means leases or subleases of the locations listed on, and on the terms described in, Exhibit F hereto.

“Participant” means any current or former director, officer or employee of the Acquired Entities.

“Pension Plan” means an “employee pension benefit plan” as defined in Section 3(2) of ERISA, whether or not subject to ERISA.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Post-Balance Sheet Date Tax Period” shall mean any Tax period (or portion thereof) of an Acquired Entity ending after the Balance Sheet Date.

“Pre-Balance Sheet Date Tax Period” shall mean any Tax period (or portion thereof) of an Acquired Entity ending on or before the Balance Sheet Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) of an Acquired Entity ending on or before the Closing Date.

“Purchase Price Adjustment” means the difference (whether a positive or negative number) of (i) the aggregate amount of all Contributions minus (ii) the sum of the Distributions and Non-Acquired Entity Expenditures. The Purchase Price shall be increased by the amount of the Purchase Price Adjustment if the Purchase Price Adjustment is a positive amount, and shall be decreased by the amount of the Purchase Price Adjustment if the Purchase Price Adjustment is a negative amount.

“Related Party,” with respect to any specified Person, means: (i) any Person who serves or within the past two (2) years has served as a director, executive officer, partner, member or in a similar capacity of such specified Person; (ii) any Immediate Family member of a Person described in clause (i); and (iii) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than 5% of the outstanding equity or ownership interests of such specified Person.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building or facility.

“Representative,” with respect to any specified Person, means: any director, officer, employee, agent, advisor, representative, investment banker, debt financing source, commercial banker (including, without limitation, attorneys, accountants, consultants and any representatives of such advisors) or Affiliate of such specified Person.

“Returns” means any return, declaration, report or information statement required to be filed with a Governmental Authority with respect to Taxes.

“SEC” means the U.S. Securities and Exchange Commission.

“Straddle Period” means (i) with respect to Non-Income Taxes any taxable period that includes but does not end on the Balance Sheet Date and (ii) with respect to Income Taxes any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Tax” or “Taxes” means (i) any and all taxes of any kind (together with any and all interest, penalties and additions to tax with respect thereto) imposed by any Governmental Authority, (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group, (iii) all amounts payable pursuant to any agreement or arrangement with respect to clause (i) or (ii), and (iv) liability for the payment of any amounts of the type described in clause (i), (ii) or (iii) as a result of transferee or successor liability.

“Transfer Taxes” means all federal, state, local or foreign sales (including bulk sales), use, transfer, documentary transfer, recording, ad valorem, privilege, documentary, registration, conveyance, excise, license, stamp duties or similar Taxes and fees (together with any and all interest, penalties and additions to tax with respect thereto).

“Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached as Exhibit G hereto.

“Uninsured Environmental Excluded Losses” means any (i) Environmental Losses relating to conditions, claims or other matters that are excluded (whether or not expressly excluded) from coverage, or outside the scope of the types of conditions, claims or other matters covered, under the Environmental Policy (for clarity, Uninsured Environmental Excluded Losses does not include conditions, claims or other matters that are covered by the Environmental Policy but exceed the coverage limits under such Environmental Policy) and (ii) Environmental Losses associated with deductibles or self-insured retention amounts under the Environmental Policy. Environmental Losses relating to conditions, claims or other matters that are denied coverage by the carrier or carriers issuing the Environmental Policy shall only be Uninsured Environmental Excluded Losses after the party seeking indemnification under Article VIII has used commercially reasonable efforts to secure coverage as provided in Section 8.5 for a period of ninety (90) days from and after the initial denial of coverage.

Section 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition Location

Agreed Principles	2.4(a)
Agreement	Preamble
Allocation Exhibit	2.5
Approval	3.5(b)
Audited Consolidated Annual Financial Statements	3.6(a)
Balance Sheet	3.6(b)
Balance Sheet Date	3.6(b)
breaching party	5.3(c)
Business	Recitals
Business Documents	5.8(a)
Buyer	Preamble
Buyer Core Representations	8.1(a)
Buyer’s Proposed Closing Financial Statements	2.4(b)
Buyer’s Proposed Purchase Price Adjustment	2.4(b)
Cap	8.4(a)
Closing	2.3(a)
Closing Date	2.3(a)

Closing Date Purchase Price	2.3(b)(i)(A)
Closing Payment	2.3(b)(i)(A)
COBRA	5.7(e)
Code	3.9(a)
Company	Recitals
Company Benefit Plans	3.9(a)
Confidentiality Agreement	5.3(a)
Continuing Employees	5.7(b)
Corporate Subsidiary	2.7
D&O Indemnified Liabilities	5.11(a)
D&O Indemnified Parties	5.11(a)
Dataroom	10.3
Debt Financing Commitment Letter	4.7
Debt Financing Sources	10.14
Deductible	8.4(b)
Delivery Notice	5.14
Deposit	2.2
Disclosure Schedules	Article III
Disqualified Individual	3.9(c)
Divestitures	Recitals
Environmental Laws	3.14
ERISA	3.9(a)
Estimated Closing Financial Statements	2.4(a)
Existing D&O Policy	5.11(b)
Expiration Date	8.1(c)
Final Purchase Price	2.4(b)(iv)
Financial Statements	3.6(a)
FKC Minority Corporate Subsidiary	2.7
HSR Act	4.3(a)(iii)
Indemnified Party	8.6(a)
Indemnifying Party	8.6(a)
Independent Accountant	2.4(b)(ii)
Insurance Policies	3.18
Intellectual Property	3.12(a)
Interim Consolidated Financial Statements	3.6(a)
Leased Real Property	3.10(b)
Liberty Minority Corporate Subsidiary	2.7, 2.7
LLC Conversions	5.15)
Losses	8.2
Material Contracts	3.16(a)
Minority Interest	2.7
Nonassignable Excluded Assets	5.4(c)
Notice of Disagreement	2.4(b)(i)
Offering Memorandum	4.6(a)
Organizational Documents	3.5(a)(i)
Outside Date	9.1(c)

Owned Real Property	3.10(a)
Permits	3.8(b)
Permitted Lien	3.10(a)
Purchase Price	2.1
Real Property Leases	3.10(b)
Required Information	5.14
Residential Mortgages	3.20
Restricted Business	5.12(a)
S Corporation Returns	6.4(a)
Section 280G Payments	5.7(h)
Seller	Preamble
Seller Core Representations	8.1(a)
Seller’s Estimated Purchase Price Adjustment	2.4(a)
Shares	Recitals
Tax Purchase Price	2.5
Tax-related Actions	6.2
Termination Time	2.6
Third Party Claim	8.6(b)
Transaction	2.1
waiving party	5.3(c)

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey, and deliver the Shares to Buyer, and Buyer shall purchase the Shares from Seller (the “Transaction”), for an aggregate purchase price equal to One Billion, Five Hundred and Sixty-Six Million, Seven Hundred and Four Thousand, Two Hundred and Eighty-Seven Dollars ($1,566,704,287), plus an amount equal to the Balance Sheet Date Net Cash (the “Purchase Price”). The Purchase Price shall be subject to further adjustment as provided in Section 2.4.

Section 2.2 Earnest Money Deposit. To induce Seller to enter into this Agreement and to terminate discussions with other parties with respect to the sale of the Shares, Buyer is delivering to Escrow Agent for the benefit of Seller, contemporaneously with the execution of this Agreement, a deposit in an amount equal to ten percent (10%) of the Purchase Price (the “Deposit”), which Deposit shall be deposited in an interest-bearing account in Escrow Agent’s name at a nationally-recognized banking institution designated by Seller. Any interest earned on the Deposit from the date the same is so deposited by Buyer shall be deemed part of the Deposit for all purposes hereunder and shall be treated as income of Buyer for applicable income tax purposes. The Deposit shall become non-refundable to Buyer upon execution of this Agreement, unless (i) Buyer and Seller terminate this Agreement in accordance with Section 9.1(a), (ii) Buyer terminates this Agreement in accordance with Section 9.1(d) or Section 9.1(f), (iii) Seller or Buyer terminates this Agreement in accordance with Section 9.1(b) (except if Buyer is the terminating party and Buyer’s termination right under

Section 9.1(b) arises out of facts that would constitute a breach of Buyer’s representations, warranties or covenants herein) or (iv) Seller or Buyer terminates this Agreement in accordance with Section 9.1(c) because no Closing occurs on or prior to the Outside Date due to a condition in Section 7.1 or Section 7.2 not having been met or waived (except (A) if the condition in Section 7.1(a) is not met because of an order or injunction described therein being in effect in any Action commenced by Buyer or any of its Representatives or (B) if any condition in Section 7.1 or Section 7.2 is not met as of a result of Buyer’s breach of its representations and warranties in Article IV or any of its obligations under this Agreement sufficient to permit termination of this Agreement by Seller pursuant to Section 9.1(e)). If Buyer or Seller (as applicable) terminates this Agreement in accordance with the foregoing sentence, then the Deposit (together with any interest) shall be promptly returned by Escrow Agent to Buyer. If this Agreement is terminated for any other reason, the Deposit shall be promptly paid over by Escrow Agent to Seller. Except as otherwise expressly set forth herein, if the Closing occurs, the Deposit shall be applied against the Purchase Price on the Closing Date.

Section 2.3 Closing.

(a) The consummation of the Transaction (the “Closing”) will take place at 10:00 a.m., Pacific Time, at the offices of Gibson, Dunn & Crutcher LLP, 333 S. Grand Ave., Los Angeles, California, on the second Business Day following the satisfaction, or to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction on, or to the extent permitted by applicable Law, waiver of such conditions on the Closing Date), or at such other place or at such other time or on such other date as Seller and Buyer mutually may agree in writing. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) any Business Day before or during the Marketing Period as may be specified by Buyer on no less than two (2) Business Days’ prior notice to Seller and (b) the final day of the Marketing Period, subject in each case to the satisfaction or waiver of the conditions set forth in Article VII as of the date determined in accordance with the foregoing clause (a) or (b), or such other time or on such other date as Seller and Buyer mutually may agree in writing. The date on which the Closing takes place is referred to as the “Closing Date”.

(b) Subject to the satisfaction or waiver of the conditions set forth in Article VII, Seller and Buyer shall make, and Seller shall cause the Company and the other Acquired Entities to make, the following deliveries at the Closing:

(i) Buyer shall deliver to Seller:

(A) the difference of the Purchase Price, as adjusted pursuant to Section 2.4(a) (the “Closing Date Purchase Price”), minus the Deposit (the “Closing Payment”), by wire transfer to the bank accounts identified by Seller;

(B) a receipt for the Shares;

(C) a counterpart of the Transition Services Agreement executed on behalf of Buyer;

(D) a counterpart of each Cost-Sharing Agreement, executed on behalf of Buyer (or applicable Affiliate of Buyer);

(E) a counterpart of each Office Lease, as applicable, executed on behalf of Buyer;

(F) a counterpart of the License Agreement, executed on behalf of Buyer;

(G) copies, certified by the Secretary (or person performing substantially the functions of Secretary) of Buyer, of the resolutions duly adopted by Buyer’s board of directors (or persons performing substantially the functions of a board of directors) authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements;

(H) a Certificate of the Secretary (or person performing substantially the functions of Secretary) of Buyer as to the incumbency of the officer(s) of Buyer (other than such Secretary) executing this Agreement and the Ancillary Agreements; and

(I) a short-form certificate of good standing of Buyer from the Secretary of State of the State of Delaware, dated not more than five (5) Business Days prior to the Closing Date.

(ii) Seller shall deliver to Buyer:

(A) the certificate or certificates evidencing the Shares, duly endorsed (or accompanied by duly executed irrevocable stock powers) for transfer to Buyer;

(B) a receipt for the Closing Payment;

(C) a counterpart of the Transition Services Agreement executed on behalf of Seller;

(D) a counterpart of each Cost-Sharing Agreement, executed on behalf of Seller (or applicable Affiliate of Seller);

(E) a counterpart of each Office Lease, as applicable, executed on behalf of Seller;

(F) a counterpart of the License Agreement, executed on behalf of Seller;

(G) to the extent obtained, evidence of the substitution of Seller and/or a third party surety and the release of Buyer and the Acquired Entity with respect to any guaranty or bond relating primarily to an Excluded Asset;

(H) copies, certified by the Secretary of Seller, of the resolutions duly adopted by Seller’s board of directors authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements;

(I) a Certificate of the Secretary of Seller as to the incumbency of the officer(s) of Seller (other than such Secretary) executing this Agreement and the Ancillary Agreements;

(J) a certification of non-foreign status indicating that Seller is not a foreign person for purposes of Section 1445 of the Code and duly executed California Form 593-C;

(K) a short-form certificate of good standing of Seller and each Acquired Entity from the Secretary of State of the state of such entity’s organization, dated not more than five (5) Business Days prior to the Closing Date; and

(L) certificates of conversion or similar documentation evidencing that the LLC Conversions have occurred.

Section 2.4 Post-Closing Adjustment of Purchase Price.

(a) At least two (2) Business Days prior to the Closing Date, Seller shall provide Buyer with a preliminary estimated pro forma consolidated balance sheet and income statement of the Acquired Entities as of the close of business on the Closing Date and for the period from the Balance Sheet Date through the Closing Date (the “Estimated Closing Financial Statements”), prepared in accordance with the methodology and accounting principles set forth on Exhibit H (the “Agreed Principles”), which shall set forth Seller’s good faith estimate of the Distributions, Contributions and Non-Acquired Entity Expenditures. The Purchase Price shall be increased or decreased, as the case may be, by the estimated Purchase Price Adjustment as reflected by the Estimated Closing Financial Statements (such estimated Purchase Price Adjustment being referred to as “Seller’s Estimated Purchase Price Adjustment”).

(b) As promptly as reasonably practicable, but no later than sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller its proposed consolidated balance sheet and income statement of the Acquired Entities as of the close of business on the Closing Date and for the period from the Balance Sheet Date through the Closing Date in accordance with the Agreed Principles (“Buyer’s Proposed Closing Financial Statements”) and setting forth Buyer’s proposed amounts of the Distributions, Contributions, Non-Acquired Entity Expenditures and the resulting proposed Purchase Price Adjustment (“Buyer’s Proposed Purchase Price Adjustment”). If Buyer fails to make delivery of Buyer’s Proposed Closing Financial Statements on a timely basis, the Estimated Closing Financial Statements shall become final and binding, and Seller’s Estimated Purchase Price Adjustment shall become the Purchase Price Adjustment.

(i) During the thirty (30) day period following Seller’s receipt of Buyer’s Proposed Closing Financial Statements, Buyer shall use commercially reasonable efforts to provide Seller with access to the working papers of Buyer relating to Buyer’s Proposed Closing Financial Statements, and Buyer shall cooperate with Seller to provide Seller with any other information used in preparing Buyer’s Proposed Closing Financial Statements reasonably requested by Seller. Buyer’s Proposed Closing Financial Statements shall become final and binding, and Buyer’s Proposed Purchase Price Adjustment shall become the Purchase Price Adjustment, on the 31st day following delivery thereof, unless prior to the end of such period Seller delivers to Buyer written notice of its disagreement (a “Notice of Disagreement”) specifying in reasonable detail those items or amounts as to which Seller disagrees and the basis therefor. If any such Notice of Disagreement shall have been duly delivered by Seller, both Seller and Buyer shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Distributions, Contributions, Non-Acquired Entity Expenditures and resulting Purchase Price Adjustment.

(ii) If during such period, Seller and Buyer are unable to reach such agreement, they shall promptly thereafter engage Deloitte LLP or such other independent accounting firm as they may mutually agree upon (as the case may be, the “Independent Accountant”) to review this Agreement and the disputed items or amounts for the sole purpose of determining the amount of Distributions, Contributions, Non-Acquired Business Expenditures and the resulting Purchase Price Adjustment. Each of Buyer and Seller agrees that it shall not engage, or agree or commit to engage, until the Purchase Price Adjustment has been finally determined pursuant to this Section 2.4(b), the Independent Accountant to perform any services other than as the Independent Accountant pursuant hereto. Each party agrees to execute, if requested by the Independent Accountant, a reasonable engagement letter. Buyer and Seller shall cooperate with the Independent Accountant and promptly provide all documents and information reasonably requested by the Independent Accountant. In making its determination, the Independent Accountant shall consider only those items or amounts in Buyer’s proposed Distributions, Contributions and Non-Acquired Entity Expenditures as to which Seller has disagreed in its Notice of Disagreement. The Independent Accountant shall deliver to Buyer and Seller, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Independent

Accountant), a report setting forth such determination. Such report and Independent Accountant’s determination of the Purchase Price Adjustment shall be final and binding upon Buyer and Seller, and neither Buyer nor Seller shall seek further recourse to courts or other tribunals, other than to enforce such report. Judgment may be entered to enforce such report in any court of competent jurisdiction. If the Independent Accountant’s determination results in a Purchase Price Adjustment that exceeds Buyer’s Proposed Purchase Price Adjustment (which for purposes of clarity, includes the case of a negative Purchase Price Adjustment that, expressed as an absolute value, is less than the absolute value of a negative Buyer’s Proposed Purchase Price Adjustment), the fees and expenses of the Independent Accountant shall be paid by Buyer. If the Independent Accountant’s determination results in a Purchase Price Adjustment that equals or is less than Buyer’s Proposed Purchase Price Adjustment, the fees and expenses of the Independent Accountant shall be paid by Seller.

(iii) Buyer, Seller and the Company shall, and shall cause their respective representatives to, cooperate in the calculation of the Purchase Price Adjustment and in the conduct of the review referred to in this Section 2.4(b), including the making available to the extent necessary of books, records, work papers and personnel (without, however, requiring the waiver of any legal privilege).

(iv) The final purchase price (the “Final Purchase Price”) shall equal the Purchase Price as adjusted by the Purchase Price Adjustment, less an amount equal to the aggregate sum of the so-called “success bonuses” (including, for the avoidance of doubt, the employer paid portion of any applicable payroll Taxes with respect to such bonuses) paid by Buyer, an Acquired Entity or any Affiliate of Buyer to Continuing Employees within thirty (30) days following the Closing Date under the retention letters listed on Schedule 3.16(a)(iii) of the Disclosure Schedules.

(c) The Purchase Price shall be adjusted as follows:

(i) If the Closing Date Purchase Price is in excess of the Final Purchase Price, Seller shall promptly (but in any event within five (5) Business Days after the Purchase Price Adjustment has been determined as hereinabove provided) pay to Buyer the amount of such excess by wire transfer of United States dollars in immediately available funds to such account or accounts as may be designated in writing by Buyer; or

(ii) If the Closing Date Purchase Price is less than the Final Purchase Price, Buyer shall promptly (but in any event within five (5) Business Days after the Purchase Price Adjustment has been agreed upon or determined as hereinabove provided) pay to Seller the amount of such deficiency by wire transfer of United States dollars in immediately available funds to such account or accounts as may be designated in writing by Seller.

(d) Amounts due by Buyer or Seller under this Section 2.4 shall not be subject to the limitations on indemnification in Article VIII or used in any calculation of any such limitations.

Section 2.5 Purchase Price Allocation. The Final Purchase Price (plus any liabilities of the Acquired Entities to the extent treated as purchase price for federal income tax purposes) (the “Tax Purchase Price”) shall be allocated among the assets of the Acquired Entities in accordance with the principles set forth on Exhibit I (the “Allocation Exhibit”) for federal and applicable state income tax purposes. Each party agrees to (i) be bound by the Allocation Exhibit for Tax purposes, (ii) act in strict accordance with the Allocation Exhibit in the preparation and filing of all Returns, (iii) timely file an Internal Revenue Service Form 8594 reflecting the Allocation Exhibit for the taxable year that includes the Closing Date and to make any timely comparable filings required by applicable state or local Law and (iv) not take any position inconsistent with the Allocation Exhibit for any Tax purpose, except in each case as required by a final determination (as defined in Section 1313(a) of the Code).

Section 2.6 Confirmatory Due Diligence. During the period commencing as of the date of this Agreement and ending at 5:00 p.m. Pacific Time on the thirtieth (30th) day thereafter (the “Termination Time”), Seller and Buyer shall use their best efforts to schedule and attend meetings with the head or assistant head of planning of each of the agencies listed on Schedule 2.6 for the sole purpose of allowing Buyer the opportunity to discuss with each such head or assistant head of planning the status of the Core Development Entitlements for the Owned Real Property located in said jurisdictions. Seller’s representatives shall have the right to attend any and all such meetings. If, and only if, during the course of such meetings Buyer first learns of any previously undisclosed judgment, order, decree, ordinance, regulation, moratorium or other Action, either pending or threatened in writing, by or before a Governmental Authority that would restrict the development of the Owned Real Property in accordance with the Core Development Entitlements in a manner that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, Buyer shall have the right to terminate this Agreement and receive the return of the Deposit if it provides written notice to Seller of such election on or prior to the Termination Time. Buyer acknowledges that it has reviewed the Core Development Entitlements, the Offering Memorandum, the Disclosure Schedules, and, subject to the cut-off date referred to in Section 10.3, all information, documents and other materials included in or provided through the Dataroom, and that the contents thereof and all matters set forth therein shall be deemed to have been disclosed to Buyer for purposes of the preceding sentence.

Section 2.7 Designation of Acquired Entities as Transferees of Minority Interests. Each Minority Partner Purchase Agreement grants Seller the right to designate Persons to which the applicable Minority Partner has agreed it will convey the minority partnership or limited liability company interest described therein (each a “Minority Interest”). Seller shall (a) (i) prior to the Closing, cause the Company to form a corporation (the “Liberty Minority Corporate Subsidiary”), which shall be an Acquired Entity, to take title to a 0.1% interest in the Company’s interest in Porter Ranch Development Co., and (ii) at the Closing, designate a newly formed limited liability company, which shall be an Acquired Entity, to take title to such portion of the Minority Interest currently owned by Liberty Building Company and thus have such designee acquire such Minority Interest directly from Liberty Building Company, and (b) at the Closing, designate a newly formed limited liability company, and a newly formed corporation (the “FKC Minority Corporate Subsidiary,” and together with the Liberty Minority Corporate Subsidiary, the “Corporate Subsidiaries”), each of which shall be an Acquired Entity, to take title to such portion of the Minority Interests currently owned by FKC, LLC as Buyer may specify in writing at least two (2) Business Days prior to Closing and thus have such designees acquire such Minority Interest directly from FKC, LLC. Seller shall directly pay the purchase price for the Minority Interests and fulfill its other obligations under the Minority Partner Purchase Agreements. Except as otherwise provided in Section 9.1 of each Minority Partner Purchase Agreement and Section 11.2 of such agreement with Liberty Building Company (which sections Seller hereby agrees not to amend or modify or give its consent to amend or modify without the prior written consent of Buyer), Buyer acknowledges that notwithstanding such direct conveyance (i) Buyer has no contractual or legal rights under and shall not be deemed an intended or incidental beneficiary of any Minority Partner Purchase Agreement, (ii) such conveyance or assignment creates no privity between Buyer and any Minority Partner, and (iii) Buyer has and will have no legal recourse against any Minority Partner in respect of any claim or other matter whatsoever arising from or in connection with the transactions by which it acquires any Minority Interest, it being understood and agreed that the right to enforce all representations, warranties, and indemnification and post-closing obligations of the Minority Partners under the Minority Partner Purchase Agreements shall be retained by Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF SELLER

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”), Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

Section 3.1 Organization and Authority of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by Seller and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been, and as of the Closing the Ancillary Agreements will have been, duly executed and delivered by Seller. Assuming due authorization, execution, and delivery by Buyer, this Agreement constitutes, and each of the Ancillary Agreements when executed and delivered will constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

Section 3.2 Organization and Qualification of the Acquired Entities. Each of the Acquired Entities is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as now being conducted. Each of the Acquired Entities is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing is not having and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.3 Capitalization. The Company’s authorized and outstanding capital stock is as set forth on Schedule 3.3 of the Disclosure Schedules. All of the Company’s issued and outstanding capital stock is validly issued, fully paid, nonassessable, owned beneficially and of record by Seller, free and clear of any Liens, and free and clear of, and were not issued in violation of, any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights or other similar rights or restrictions on transfer. The Shares constitute all of the issued and outstanding capital stock of the Company and, other than the Shares, there are no equity interests in the Company issued or reserved for issuance. Except as set forth on Schedule 3.3 of the Disclosure Schedules and as contemplated by this Agreement, (i) there are no outstanding obligations, options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any kind relating to the capital stock of the Company or obligating the Company to issue or sell, or cause to be issued or sold, any shares of capital stock of, or any other interest in, the Company, any security convertible into any such equity interest or giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the capital stock of the Company, (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or to provide funds to, or make any investment in, any other Person, (iii) there is no indebtedness of the Company having the right to vote (or that is convertible into securities having the right to vote) on any matters on which holders of the capital stock of the Company may vote and (iv) there are no voting trusts, stockholder agreements, proxies or similar agreements or understandings in effect with respect to the voting or transfer of any of the capital stock of the Company. Upon delivery of the certificate evidencing the Shares to Buyer and Buyer’s payment of the Purchase Price in accordance with this Agreement, Buyer will acquire the Shares free and clear of all Liens and other adverse claims.

Section 3.4 Acquired Subsidiaries. After giving effect to the Divestitures, the Acquired Subsidiaries will be the only direct or indirect Subsidiaries of the Company. Except as set forth on Schedule 3.4 of the Disclosure Schedules, all of the outstanding shares of capital stock or other equity interests of each Acquired Subsidiary are owned beneficially and of record by the Company or the Acquired Subsidiaries, free and clear of any Liens, and free and clear of any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights or other similar rights or restrictions on transfer. Except as set forth on Schedule 3.4 of the Disclosure Schedules, (a) there are no options, warrants, convertible securities or other rights or agreements to which Seller, the Company, or any of their respective Subsidiaries is bound relating to the issuance or sale of the capital stock or any other equity interest in any of the Acquired Subsidiaries or obligating Seller or any Acquired Subsidiary to issue or sell, or cause to be issued or sold, any shares of capital stock or other equity interest in any of the Acquired Subsidiaries, any security convertible into any such equity interest, any indebtedness of any Acquired Subsidiary having the right to vote (or that is convertible into securities having the right to vote) on any matters on which holders of the capital stock of such Acquired Entity may vote, or giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the capital stock of any Acquired Subsidiary and (b) there are no voting trusts, stockholder agreements, proxies, or other similar agreements or understandings in effect with respect to the voting or transfer of any of the capital stock or other equity interest of any of the Acquired Subsidiaries.

Section 3.5 No Conflict; Required Filings and Consents.

(a) Except as set forth on Schedule 3.5(a) of the Disclosure Schedules, the execution, delivery, and performance by Seller of this Agreement and each of the Ancillary Agreements to which Seller will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the certificate of incorporation and bylaws, certificate of formation and operating agreement, or equivalent organizational documents, each as amended to date (“Organizational Documents”), of Seller, the Company, or any of their respective Subsidiaries;

(ii) conflict with or violate any Law applicable to Seller or any Acquired Entity, or by which any property or asset of Seller or any Acquired Entity is bound or affected; or

(iii) result in any breach of, constitute a default under, result in a termination, cancellation or acceleration under, or result in the creation or the imposition of a Lien under (or an event that, with notice or lapse of time or both, would constitute or result in the foregoing), or require any consent of any Person pursuant to, any Contract to which Seller, the Company or any of their respective Subsidiaries is a party or by which any of their assets or properties are bound;

except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that (A) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impede the performance by Seller of its obligations under this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, or (B) arise as a result of any facts or circumstances specifically relating to Buyer or any of its Affiliates, as opposed to any other third-party buyer.

(b) Except as set forth on Schedule 3.5(b) of the Disclosure Schedules, and except for any ordinary course approvals contained in a Permit or required by applicable Law relating to such Permits that by their terms are not required to be obtained until after the consummation of the transactions contemplated by this Agreement and the

Ancillary Agreements, none of Seller or any Acquired Entity is required to file, seek, or obtain any notice, authorization, approval, order, permit, or consent of or with any Governmental Authority (an “Approval”) in connection with the execution, delivery, and performance by Seller of this Agreement and each of the Ancillary Agreements to which Seller will be a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license, or qualification of any Acquired Entity.

(c) To the knowledge of Seller, Schedule 3.5(c) of the Disclosure Schedules sets forth all Excluded Assets and the third parties involved with such assets from whom material Divestiture Consents and Divestiture Releases have not yet been obtained as of the date hereof.

Section 3.6 Financial Statements; No Undisclosed Liabilities.

(a) Schedule 3.6(a) of the Disclosure Schedules sets forth true and complete copies of the following financial statements, which, except as set forth on Schedule 3.6(a) of the Disclosure Schedules, and subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments, present fairly, in all material respects, the financial position and results of operations presented therein as of the dates of, and for the periods referred to in, such financial statements in conformity with GAAP applied on a consistent basis throughout the periods covered thereby (collectively, the “Financial Statements”): (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2012, December 31, 2011 and December 31, 2010, and the related audited consolidated statements of operations, members’ equity (deficit), and cash flows of the Company and its Subsidiaries, together with all related notes thereto (including consolidating statements), accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Audited Consolidated Annual Financial Statements”); (ii) the unaudited consolidated stand-alone balance sheet of the Acquired Entities as of August 31, 2013, and the related consolidated stand-alone statements of operations and cash flows for the eight-month period ending on such date of the Acquired Entities (the “Interim Consolidated Financial Statements”); and (iii) the audited consolidated stand-alone balance sheet of the Acquired Entities as of December 31, 2012, and the related audited consolidated stand-alone statements of operations and cash flows for the twelve-month period ending on such date of the Acquired Entities, in each case with respect to this clause (iii), as supplemented by the unaudited adjustments to reflect the carve-out of Coyote Valley and the Residential Mortgages set forth on Schedule 3.20 of the Disclosure Schedules.

(b) Except as reserved against in the consolidated balance sheet of the Company as of August 31, 2013 included in the Interim Consolidated Financial Statements (such balance sheet, the “Balance Sheet”, and such date, the “Balance Sheet Date”), or as set forth on Schedule 3.6(b) of the Disclosure Schedules, none of the Acquired Entities has any material liability or obligation of any nature, whether accrued, absolute, contingent, or otherwise, whether known or unknown of the type required by GAAP (as in effect on the Balance Sheet Date) to be reflected in a balance sheet of the Acquired Entities or disclosed in the notes thereto, except for any liabilities and obligations incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date.

Section 3.7 Absence of Certain Changes or Events. Since December 31, 2012, the Acquired Entities have conducted their businesses in the ordinary course consistent with past practices, except in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, and no Material Adverse Effect has occurred.

Section 3.8 Compliance with Law; Permits.

(a) Each of the Acquired Entities is in compliance with and is not in default under or in violation of any applicable Law and none of Seller, its Subsidiaries or, to Seller’s knowledge, any of its other Affiliates has received any written notice of the violation of any applicable Law by any Acquired Entity, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Acquired Entities are in possession of all material permits, licenses, franchises, approvals, easements, variances, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices, mitigation or monitoring requirements, or other authorizations of any Governmental Authority required by Law for each of the Acquired Entities to own, lease, and operate its properties and to carry on its business as currently conducted (the “Permits”), except for (i) any Permits that the Acquired Entity has applied for or is endeavoring to obtain in the ordinary course of business (other than those Permits the Acquired Entity has applied for or is endeavoring to obtain from (A) the United States federal government, (B) the California state government under the California Fish and Game Code or (C) the county or regional government relating to water quality certification (i.e., 401 certification)) or (ii) any Permits set forth on Schedule 3.8(b) of the Disclosure Schedules, which schedule shall include those Permits described in (A), (B) and (C) above. All the Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Acquired Entities are in compliance with each Permit and none of Seller, its Subsidiaries, or, to Seller’s knowledge, any of its other Affiliates has received any written notice of the violation of any Permit, except where such violation would not reasonably be expected to have a Material Adverse Effect. No Permit will be terminated or materially impaired as a result of the Transaction.

(c) Notwithstanding anything contained in this Section 3.8, no representation or warranty shall be deemed to be made in this Section 3.8 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 3.9 Employee Matters.

(a) Schedule 3.9 of the Disclosure Schedules sets forth a list of (i) each employment, severance, bonus, profit sharing, compensation, termination, retention, deferred compensation, incentive, equity or equity-based compensation, or change in control, agreement, plan, program or policy (including individual contracts), (ii) each Pension Plan, including any plan that is a Multiemployer Plan and (iii) each other material benefit plan, program, policy or arrangement, including each material “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and each post-employment health, medical, life insurance or other welfare benefit plan, program, policy or arrangement, whether or not subject to ERISA, in each case, entered into, sponsored, maintained or contributed to by the Acquired Entities or any of their ERISA Affiliates for the benefit or welfare of any Participant and, solely in the case of clause (i), for the benefit of any contractor or consultant, or with respect to which any Acquired Entity has any actual or contingent liability (such plans, agreements and arrangements, collectively the “Company Benefit Plans”). Each of the Company Benefit Plans is in compliance in all material respects with all applicable laws, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). The Internal Revenue Service has determined that each Company Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code is so qualified and, to the knowledge of Seller, no event has occurred after the date of such determination that would materially and adversely affect such determination. No condition exists that is reasonably likely to subject the Acquired Entities to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Sections 4975, 4976, or 4980B of the Code, or to Controlled Group Liability, or the loss of a federal tax deduction under Section 280G of the Code. To the knowledge of Seller, there are no pending or threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would reasonably be expected to result in any material liability to the Acquired Entities. No Company Benefit Plan is a Multiemployer Plan, nor has the Company or any of its Subsidiaries contributed to a Multiemployer Plan for the past six years.

(b) With respect to each Company Benefit Plan, Seller has delivered or made available to Buyer in the Dataroom complete and accurate copies of (i) such Company Benefit Plan, including any amendment thereto (or, in the case of any unwritten Company Benefit Plan, a written description thereof), (ii) each trust, insurance, annuity or other funding Contract related thereto, and (iii) the most recent summary plan description and any summary of material modifications (if any) prepared for each Company Benefit Plan.

(c) None of the execution and delivery of this Agreement, the obtaining of the stockholder approval or the consummation of the Transaction or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any Participant, contractor or consultant to any material compensation or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any Company Benefit Plan other than the Employee Parachute Payments. No amount or other entitlement that could be received as a result of the transactions contemplated hereby (alone or in conjunction with any other event, including any termination of employment) by any “disqualified individual” (as defined under Section 280G of the Code) (a “Disqualified Individual”) with respect to the Acquired Entities would reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Participant is entitled to receive any gross-up or additional payment by reason of any tax being imposed on such person, including any tax required by Section 409A or 4999 of the Code.

(d) None of the Business Employees is a member of or represented by any (i) labor union, works council or similar organization or (ii) collective bargaining agreement, in each case with respect to such Business Employee’s employment by the Acquired Entities and the Acquired Entities do not have any obligation with respect to any such organization. Each of the Acquired Entities is in compliance in all material respects with all applicable Laws and orders with respect to labor relations, employment and employment practices, occupational safety and health standards, payment of wages or other compensation, classification of workers, immigration, visa or work status.

Section 3.10 Real Property.

(a) Schedule 3.10(a) of the Disclosure Schedules sets forth a true and complete list of all real property owned in fee as of the date hereof by each of the Acquired Entities after giving effect to the Divestitures, which identifies such land by (x) owner and (y) tract number and/or parcel number (such property collectively, the “Owned Real Property”). With respect to the Owned Real Property, except as set forth on Schedule 3.10(a), (i) one or more of the Acquired Entities has good and valid title to such Owned Real Property, free and clear of all Liens other than any such Lien (A) for Taxes or governmental assessments, governmental charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established in accordance with GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar Lien arising in the ordinary course of business, (C) for any obligation which is disclosed on the Balance Sheet, (D) for any obligation which was incurred in the ordinary course of business since the Balance Sheet Date, (E) disclosed by the preliminary title reports made available to Buyer in the Dataroom, or (F) which would not reasonably be expected to materially impair the continued use of any Owned Real Property by the Acquired Entities for the Business as currently operated (each of the foregoing, a “Permitted Lien”) (and conditions, covenants, encroachments, easements, restrictions and other encumbrances that do not materially adversely affect the use of the Owned Real Property by the Acquired Entities for the Business), (ii) there are no outstanding reversion rights, Contracts, outstanding options or rights of first refusal or offer in favor of any third party to purchase, lease, occupy or otherwise utilize any Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the use in the Business by the Acquired Entities of the Owned Real

Property affected thereby, (iii) neither Seller nor any Acquired Entity has received written notice of any condemnation or eminent domain proceeding commenced or threatened with respect to any Owned Real Property, any portion thereof or Seller’s interest therein that would reasonably be expected to materially adversely affect the use in the Business by the Acquired Entities of the Owned Real Property affected thereby, (iv) none of the Owned Real Property has been leased, and (v) none of the Owned Real Property has been licensed nor has any third party been granted any right to use or occupy all of any portion of any Owned Real Property, such that such license or occupancy would reasonably be expected to materially adversely affect the use in the Business by the Acquired Entities of the Owned Real Property affected thereby.

(b) Schedule 3.10(b) of the Disclosure Schedules sets forth a true and complete list of each material lease, sublease or license (the “Real Property Leases”) under which any of the Acquired Entities use or occupy, or have the right to use or occupy, any material real property at which the material operations of the Acquired Entities are conducted (the “Leased Real Property”), specifying in the case of each of the Real Property Leases, the date thereof, the current parties thereto, the dates of any amendments as well as the address or location and use thereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Real Property Lease is valid, binding and in full force and effect, (ii) no uncured default of a material nature on the part of any Acquired Entity or, to the knowledge of Seller, the landlord or other parties to such Real Property Lease exists thereunder, (iii) the Acquired Entities have a good and valid leasehold interest, subject to the terms of the Real Property Lease applicable thereto, in each parcel of Leased Real Property, free and clear of all Liens, except for Permitted Liens (and conditions, covenants, encroachments, easements, restrictions and other encumbrances that do not adversely affect the use of the Leased Real Property by the Acquired Entities for the Business), (iv) none of the Acquired Entities has (x) received written notice of, and, to the knowledge of Seller there is no, condemnation proceeding threatened in writing with respect to all or any portion of the Leased Real Property, or (y) received any written notice of any default under any Real Property Lease and, to the knowledge of Seller, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute a default by any Acquired Entity, as applicable, under any such leases and agreements, and (v) no portion of the Leased Real Property is subleased to any third party.

Section 3.11 Personal Property. Other than as set forth on Schedule 3.11 of the Disclosure Schedules, all of the tangible or intangible personal property primarily used in or related to the Business as currently conducted is owned or leased by the Acquired Entities free of Liens.

Section 3.12 Intellectual Property; Data Security.

(a) Schedule 3.12(a) of the Disclosure Schedules lists (i) all material trade names, trademarks, trade mark registrations, and service marks, (ii) registered copyrights and applications therefor, (iii) issued patents and pending patent applications, and (iv) domain name registrations, in each case used in the Business as currently conducted and owned by an Acquired Entity (collectively, the “Intellectual Property”). The Acquired Entities own the Intellectual Property free and clear of all Liens other than Permitted Liens. The Intellectual Property that consists of trade mark registrations, registered copyrights and patents is subsisting and, to the knowledge of Seller, valid and enforceable. There are no Actions pending or, to the knowledge of Seller, threatened, or judgments adversely entered, contesting the validity, use or ownership of any of the Intellectual Property, or alleging that any Acquired Entity is infringing the intellectual property rights of any other Person in any material respect.

(b) Since January 1, 2011, there have been no material security breaches in any of the Acquired Entities’ information technology systems of which Seller has knowledge.

Section 3.13 Taxes. Except as set forth on Schedule 3.13 of the Disclosure Schedules:

(a) All material Returns required to be filed by any Acquired Entity have been filed when due (taking into account any applicable extensions of time to file) and are complete and accurate in all material respects;

(b) All material Taxes of the Acquired Entities that have become due and payable have been paid prior to delinquency thereof, except for those Taxes that are being contested in good faith (and for which adequate provision has been made in accordance with GAAP);

(c) All material Taxes required to be withheld by the Acquired Entities have been timely withheld and remitted to the applicable Governmental Authority;

(d) No material deficiencies for Taxes have been asserted or assessed by any Governmental Authority in writing against any of the Acquired Entities that has not been satisfied by payment, settled or withdrawn, and there is no pending Action with respect to material Taxes of any of the Acquired Entities. No Acquired Entity has been notified in writing by any Governmental Authority in a jurisdiction where it does not file Returns that it is subject to Tax by that jurisdiction;

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Acquired Entities for any taxable period, and no request for any such waiver or extension is currently pending;

(f) There are no Liens for Taxes (other than for current Taxes that are not yet due and payable or are being contested in good faith) upon the assets of any Acquired Entity;

(g) No Acquired Entity is party to or bound by any indemnification, allocation or sharing agreement with respect to Taxes the primary purpose of which is the sharing of Taxes or any advance pricing agreement, closing agreement or other material agreement relating to Taxes with any Taxing Authority;

(h) No Acquired Entity has ever participated in any “listed” transaction, as defined in Treasury Regulation Section 1.6011-4(b)(2);

(i) As of the date of this Agreement, each of the Acquired Entities in existence on the date of this Agreement will be either a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code, or an entity treated as disregarded from its owner pursuant to Treasury Regulation Section 301.7701-3(b)(1)(ii), or, in the case of Porter Ranch Development Co. and Upper K Shapell LLC (the “Tax Partnerships”), a partnership for federal income tax purposes. At the Closing, each of the Acquired Entities (other than the Corporate Subsidiaries) will be an entity that is disregarded from its owner pursuant to Treasury Regulation Section 301.7701-3(b)(1)(ii) or, in the case of the Tax Partnerships, a partnership for federal income tax purposes; and

(j) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 3.13 are the only representations and warranties being made by Seller with respect to Taxes.

Section 3.14 Environmental Matters. Except as set forth on Schedule 3.14 of the Disclosure Schedules, (a) there is no material Action pending with respect to which Seller or any Acquired Entity has received service of process or other written notice, or to the knowledge of Seller threatened, seeking to impose on any Acquired Entity any liability or obligation under any Law relating to the protection or restoration of the environment, the exposure to or the handling, Release, presence or transportation of, Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or similar state laws (collectively “Environmental Laws”), (b) no Acquired Entity is conducting or required to conduct any material cleanup, monitoring or other remedial activities, or is subject to any material continuing obligations under any order, decree or judgment, pursuant to Environmental Law and (c) to the knowledge of Seller, there has been no Release of or exposure to any Hazardous Material that would reasonably be expected to form the basis of any material liability or obligation of any Acquired Entity under or pursuant to any Environmental Law.

Section 3.15 Investigations; Litigation. There is no material investigation or review pending, nor, to the knowledge of Seller, threatened, by any Governmental Authority with respect to any Acquired Entity, and there are no material Actions pending, nor, to the knowledge of Seller, threatened, against or affecting any Acquired Entity, or any of their respective properties at law or in equity before, and there are no material orders, judgments or decrees of, or before, any Governmental Authority affecting any Acquired Entity.

Section 3.16 Material Contracts.

(a) The list of written Contracts set forth on Schedule 3.16(a) of the Disclosure Schedules includes all of the following written Contracts to which, after giving effect to the Divestitures, any of the Acquired Entities is a party, or by which any of its or their property is bound (each “Material Contract”):

(i) any Contract with Seller or its Affiliates (other than any Acquired Entity) or any of their respective Related Parties; (ii) any employment or compensation Contract with any Business Employee (or former employee, officer, or director of any Acquired Entity if there remains at the date hereof obligations of any party) other than employment or compensation agreements for which Seller shall remain solely responsible after the Closing; (iii) any retention letter or other Contract relating to retention with a Business Employee; (iv) any Contract with any current or former consultant to any Acquired Entity that involves payments by any Acquired Entity of an amount exceeding $500,000 for any 12-month period commencing on or after the date hereof and that is not terminable at the option of any Acquired Entity on 90 or fewer days’ notice without penalty or premium; (v) any collective bargaining agreement or other Contract with any labor union or similar organization; (vi) any joint venture, partnership or similar Contract; (vii) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise); (viii) any Contract or Contracts for contribution(s) exceeding $100,000 in value individually, or $500,000 in value in the aggregate, by any Acquired Entity for public use or to charitable organizations other than in satisfaction of conditions to approval of tentative tract maps, area plans, site plans or as otherwise contemplated by the Core Development Entitlements; (ix) any Contract by which any Acquired Entity has borrowed money or issued any note, bond, indenture, or other evidence of indebtedness or guaranteed the indebtedness of others (other than ordinary course advances and reimbursement for travel and other business purposes) or has granted a Lien (other than a Permitted Lien) on any material asset or property of an Acquired Entity; (x) any Contract by which any Acquired Entity has agreed to indemnify or hold harmless a third party in an amount that, if required to be paid by the Acquired Entity, would be reasonably likely to exceed $500,000; (xi) any Contract for the sale of real property by any Acquired Entity which, as of the date of this Agreement, (A) have not yet been consummated or (B) have been consummated but under which either the Acquired Entity, as applicable, or the purchaser has post-consummation obligations not yet fulfilled; (xii) promissory notes held by any Acquired Entity; (xiii) brokerage commission, finder’s fee, or similar Contracts that involve payments by any Acquired Entity exceeding $500,000; (xiv) any Contract that includes a covenant not to compete in any line of business or with any Person or in any geographic area, or pursuant to which any benefit is required to be given or lost as a result of so competing; (xv) any Contract containing any “non-solicitation”, “no-hire” or similar provision that restricts any Acquired Entity; (xvi) any Contract containing any provision triggered by a “change of control” of any Acquired Entity or otherwise requiring the consent of or notice to any Person as a result of the Transaction; and (xvii) any other agreement to which any Acquired Entity is a party which involves consideration or another obligation in an amount exceeding $500,000.

(b) Each Material Contract is valid, binding and enforceable in accordance with its terms, and the Acquired Entity that is a party thereto has substantially performed all material obligations required to be performed by it under the Material Contracts and is not (and would not be with notice or the lapse of time or both) in material breach or default thereunder, and, to the knowledge of Seller, no other party to a Material Contract is in material breach of, or material default under, any Material Contract.

Section 3.17 No Contingent Liabilities. Except as set forth in the Financial Statements, this Agreement, the Disclosure Schedules, or documents listed in the Disclosure Schedules, to the knowledge of Seller, no Acquired Entity has any liabilities or Debt, nor are any of them subject to claims, fixed or contingent, liquidated or unliquidated, that would reasonably be expected to have a Material Adverse Effect; provided, that no representation or warranty is made pursuant to this Section 3.17 as to any liabilities, Debt, obligations, or claims for future compliance with obligations not yet mature or for future satisfaction of conditions to approval or consummation under any agreements entered into with, or Permits issued by, any Governmental Authority.

Section 3.18 Insurance. The Acquired Entities are covered (subject to applicable deductibles, self-insurance provisions, and other limitations on coverage) by those current insurance policies issued in favor of the Company and its Subsidiaries, alone or along with Seller and/or other Affiliates of Seller, listed on Schedule 3.18 of the Disclosure Schedules (the “Insurance Policies”). Neither Seller nor any Subsidiary of Seller has received any notices of cancellation or non-renewal with respect to any of the Insurance Policies, and all premiums due thereon have been paid.

Section 3.19 Brokers. No broker, finder, or investment banker, other than Lazard Frères & Co. LLC (who will be paid by Seller), is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Seller or any Acquired Entity.

Section 3.20 Residential Mortgages. Schedule 3.20 of the Disclosure Schedules contains a true, correct and complete list of all residential mortgages (the “Residential Mortgages”) and the current outstanding principal balances thereof as of the Balance Sheet Date owned by the Acquired Entities on the date hereof.

Section 3.21 Sufficiency of Assets. After giving effect to the Divestitures, except for (i) the corporate-level overhead services currently provided to the Business by Seller and its Affiliates (other than the Acquired Entities) and (ii) outside financing support provided by Seller and its Affiliates (other than the Acquired Entities), together with the assets and services to be provided to Buyer and the Acquired Entities pursuant to the Ancillary Agreements, the assets owned by the Acquired Entities constitute all the assets that are necessary for the conduct of the Business as currently conducted by Seller in all material respects.

Section 3.22 No Other Representations and Warranties. Except as expressly set forth in this Agreement or any Ancillary Agreement or in any certificate delivered by Seller in accordance with the terms hereof or thereof, Seller makes no representations or warranties as to any matter whatsoever, oral or written, express or implied, including, but not limiting the generality of the foregoing, representations or warranties with respect to (a) any projections, estimates or budgets delivered or made available to Buyer or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Acquired Entities or (b) the future business and operations of the Acquired Entities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization, Standing and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the ability of Buyer to consummate the Transaction.

Section 4.2 Authority. Buyer has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to be delivered at Closing by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been, and as of the Closing the Ancillary Agreements will have been, duly executed and delivered by Buyer. Assuming due authorization, execution, and delivery by Seller, this Agreement constitutes, and each of the Ancillary Agreements when executed and delivered will constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery, and performance by Buyer of this Agreement and each of the Ancillary Agreements to which Buyer will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the Organizational Documents of Buyer;

(ii) conflict with or violate any Law applicable to Buyer or by which any property or asset of Buyer is bound or affected; or

(iii) result in any breach of, constitute a default under, result in a termination, cancellation or acceleration under, or result in the creation or the imposition of a Lien under (or an event that, with notice or lapse of time or both, would constitute or result in the foregoing), or require any consent of any Person pursuant to any Contract to which Buyer or any of its Subsidiaries is a party or by which any of their assets or properties are bound;

subject, in the case of clause (ii), to compliance with and filings under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that (A) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Buyer or prevent, materially delay or materially impede the performance by Buyer of its obligations under this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, or (B) arise as a result of any facts or circumstances specifically relating to Seller or any of its Affiliates.

Section 4.4 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer.

Section 4.5 Investment Intent; Ability to Bear Risk. Buyer is acquiring the Shares solely for investment for its own account and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer understands that the Shares may not be resold except in compliance with the registration requirements of the Securities Act of 1933, as amended, unless an exemption therefrom is available. Buyer is familiar with the real estate development business generally and the businesses in which the Acquired Entities conduct their operations specifically, and has the requisite business and financial knowledge and experience to evaluate the merits and risks of its acquisition of the Shares.

Section 4.6 Acknowledgement by Buyer.

(a) Buyer acknowledges that neither Seller, the Company nor any of its Subsidiaries, nor any other person acting on behalf of any of them, has made any representation or warranty, express or implied, as to the condition, merchantability, suitability or fitness for any particular purpose of any of the assets owned or used by the Acquired Entities, or made any representation or warranty regarding the Acquired Entities or any other matter relating to the Acquired Entities (including the Financial Statements and the Acquired Properties), except as expressly stated in this Agreement (including the Disclosure Schedules) or the Ancillary Agreements or any certificate delivered hereunder. Without limiting the foregoing, except as set forth in this Agreement or any Ancillary Agreement or any certificate delivered hereunder, Buyer agrees that (i) neither Seller, the Company, nor their respective Subsidiaries, nor any other person acting on behalf of any of them, will have any liability to Buyer resulting from the distribution or availability to Buyer, its Affiliates, Representatives, financing sources, or others, or any such person’s use, of information provided in anticipation of entering into this Agreement and the Ancillary Agreements, including that certain Offering Memorandum dated June 27, 2013 (the “Offering Memorandum”), and information, documents and other materials included in the Dataroom or presentations by officers and employees of Seller, the Company, or any of their respective Subsidiaries or in any other form and (ii) no individual named in the Offering Memorandum or documents posted to the Dataroom shall have any liability to Buyer resulting from or related to such individual being a source of the knowledge of Seller and the Company for the purposes of Seller’s representations and warranties set forth in this Agreement or any Ancillary Agreement.

(b) Buyer acknowledges that all forward-looking information received from or made available by or on behalf of Seller, including projected statements of revenues, income, cash flow, and other business and financial condition and results in the Offering Memorandum, the Dataroom, or elsewhere, contain numerous uncertainties inherent in attempting to make estimates, projections and other forecasts, are not warranties of future performance or financial results, and involve numerous assumptions about risks and events that are difficult to predict and many of which are beyond the control of Seller, the Company, their respective Subsidiaries, their financial advisers, and other agents. Buyer further acknowledges that it is familiar with such uncertainties and assumptions, that it takes full responsibility for making its own independent evaluation of possible future revenues, income, cash flow, and other business and financial condition and results, that it understands and has taken into account the likelihood that actual future results will differ, perhaps materially, from those reflected in any such forward-looking statements, and that, except as set forth in this Agreement or any Ancillary Agreement or any certificate delivered hereunder, Buyer shall have no claim against Seller, its Affiliates or its Representatives with respect to any such forward-looking information.

Section 4.7 Sufficient Funds. Buyer possesses liquid capital, or written commitments therefor from viable financing sources, subject only to the conditions set forth on Schedule 4.7(a) of the Disclosure Schedules, sufficient to enable Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and timely perform all of its obligations hereunder or thereunder. A copy of the commitment or commitments is included in Schedule 4.7(b) (the “Debt Financing Commitment Letter”). Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that it shall not be a condition to the obligations of Buyer to consummate the transactions contemplated hereby that Buyer have sufficient funds for payment of the Purchase Price.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by the Company and its Subsidiaries. From the date of this Agreement until the Closing (except as otherwise contemplated by the terms of this Agreement or the Ancillary Agreements or disclosed in Schedule 5.1 of the Disclosure Schedules), Seller shall cause the Acquired Entities to carry on their respective businesses in the ordinary course consistent with past practices in all material respects, and, to the extent consistent with its ordinary course past practices, to use commercially reasonable efforts to preserve intact their business organizations and preserve their relationships with others having material business dealings with them. Without limiting the generality of the foregoing, from the date of this Agreement to the Closing Date, Seller shall cause the Acquired Entities not to take any of the following actions without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), except such actions taken to effect the Divestitures as described on Exhibit A:

(a) (i) in the case of the Company, declare any dividend or other distribution in respect of any of its capital stock with a payment date following the Closing Date; or (ii) issue or sell, or commit to issue or sell, any shares of its or any Acquired Entity’s capital stock, or any options, warrants or rights of any kind to acquire any such equity interest, or grant any preemptive rights, rights of first refusal, redemption rights, repurchase rights, or “tag along” or “drag along” rights in respect of any such equity interest;

(b) amend its Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or make any other change with respect to its capital structure;

(d) except as contemplated by Section 2.7, acquire any business or any corporation, limited liability company, partnership, joint venture, association, or other business organization or division thereof, or acquire any other material assets other than in the ordinary course of business consistent with past practice;

(e) acquire or agree to acquire any assets the consideration for which would exceed $100,000 individually or $1,000,000 in the aggregate, or make or agree to make any capital expenditures, except in the ordinary course of business consistent with past practice;

(f) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any material property, except for sales of parcels of the Owned Real Property in the ordinary course of business consistent with past practice;

(g) incur or secure indebtedness for borrowed money or guarantee or secure any such indebtedness of another person, issue, sell or secure any debt securities or guarantee or secure any debt securities of another person, other than short-term borrowings incurred in the ordinary course of business consistent with past practice that may be prepaid without penalty at or prior to the Closing;

(h) make any loans, advances or capital contributions to, or investments in, any other person, other than (i) promissory notes to purchasers of Owned Real Property from the Acquired Entities in the ordinary course of business consistent with past practice or (ii) loans, advances, or capital contributions to or in an Acquired Entity;

(i) (i) adopt, establish, enter into, terminate or amend, take any action to accelerate the vesting or payment of (except as may be required by Law or by this Agreement and except for amendments to retention letters listed on Schedule 3.16(a)(iii) of the Disclosure Schedules solely for the purpose of clarifying or imposing obligations thereunder that Seller or its Affiliates other than the Acquired Entities shall bear) any compensation, or benefits under any Company Benefit Plan or any bonus, profit sharing, compensation, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any Participant or materially increase the compensation or fringe benefits of any Participant, contractor or consultant, or (ii) grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under severance or termination pay policies in effect on the date hereof (except as may be required by Law or by this Agreement or retention letters listed on Schedule 3.16(a)(iii) of the Disclosure Schedules solely for the purpose of clarifying or imposing obligations thereunder that Seller or its Affiliates other than the Acquired Entities shall bear);

(j) except as otherwise provided in Section 5.7 or as otherwise mutually agreed upon by Buyer and Seller, hire any employee with an expected annual compensation in excess of $100,000 or terminate any of the Business Employees other than for cause;

(k) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other material reorganization of any Acquired Entity (other than the LLC Conversions and Divestitures);

(l) other than as may be required by the LLC Conversions or as required by Law, make (other than in the ordinary course of business consistent with past practice) or change any material Tax election, make any material change in any material method of Tax accounting or any Tax accounting period, file any amended Tax Return, waive or extend the statute of limitations or settle or compromise any material Tax liability or refund, in any case in a manner that reasonably could be expected to adversely affect Buyer;

(m) enter into, extend, materially amend, terminate or grant any relinquishment or release of any material right under any Material Contract or any Contract that would be a Material Contract if entered into prior to the date hereof, other than entrance into any such Contracts in the ordinary course of business (including Contracts with customers, vendors or clients in the ordinary course of business);

(n) fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(o) change its fiscal year or make any change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(p) amend, extend, renew or permit to lapse existing insurance policies or enter into new insurance policies, except in either case on such terms and for such amounts as are in the ordinary course of business;

(q) (i) pay, discharge, settle or satisfy any material Action to which any Acquired Entity is party or (ii) cancel, forgive or waive any material claims or rights; or

(r) agree to do any of the foregoing.

Section 5.2 Conduct Pending Closing. From the date of this Agreement to the Closing Date, unless the other party shall otherwise consent in writing, neither Buyer nor

Seller shall take any action that would likely result in any of its representations and warranties in this Agreement or in an Ancillary Agreement becoming untrue, or in any of the other party’s conditions to Closing not being satisfied.

Section 5.3 Access to Information; Notice of Certain Events; Effect of Certain Waivers.

(a) Subject to the terms and conditions of that certain letter agreement dated June 18, 2013 between Seller and Buyer (the “Confidentiality Agreement”), from the date hereof to the Closing Date, upon Buyer’s reasonable request, Seller shall cause the Company and its Subsidiaries, and their respective Representatives to afford to Buyer and its Representatives access during normal business hours to the Acquired Properties, books, Contracts, commitments, personnel and records and furnish to Buyer such financial, operations and other data regarding the Acquired Entities as Buyer may from time to time reasonably request, including conducting weekly meetings (which may be in-person or telephonic) between representatives of Buyer and Seller at which the representatives of Seller with responsibility for supervising the development of the Owned Real Properties shall provide Buyer an update with respect thereto; provided, that under no circumstances shall Buyer be entitled to access to or information regarding any bid or proposal by any other potential Buyer of the Acquired Entities or substantially all of the assets of the Business or regarding any evaluation, discussions, or negotiations related to any such bid or proposal, Buyer acknowledging that all such information is the property solely of Seller and that Seller is not authorized to disclose such information to any other Person.

(b) Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied.

(c) If (i) prior to the Closing, any party (the “waiving party”) has knowledge of any breach by any other party (the “breaching party”) of any representation, warranty or covenant contained in this Agreement or any Ancillary Agreement, (ii) the breaching party acknowledges in writing that the effect of such breach is a failure of any condition to the waiving party’s obligations set forth in Article VII and (iii) the waiving party proceeds with the Closing, the waiving party shall be deemed to have waived such breach and the waiving party and its successors, assigns and affiliates shall not be entitled to be indemnified pursuant to Article VIII, to sue for damages or to assert any other right or remedy for any Losses arising from such breach, notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto.

Section 5.4 Commercially Reasonable Efforts; Consents.

(a) Seller and Buyer will each use, and before and after the Closing, respectively, will each cause the Acquired Entities to use, their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, including (i) the obtaining in the most expeditious manner reasonably practicable of all necessary actions, waivers, consents, and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an Approval or waiver from, or to avoid an Action or proceeding by, any Governmental Authority, (ii) the obtaining of all necessary consents, approvals or waivers from third parties except as otherwise contemplated by Section 5.4(c) in the case of Divestiture Consents, (iii) the obtaining of the Environmental Policy and (iv) the execution and delivery of such additional instruments and documents as either party may reasonably request to consummate and make effective the transactions contemplated hereby and thereby; provided, that in connection with obtaining the consent of any Person other than a Governmental Authority, Buyer shall not be required to make or agree to make any payment or accept any material conditions or obligations, including amendments to existing conditions and obligations.

(b) Each party shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of the transactions contemplated by this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority to the extent reasonably practicable and permitted by Law. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the transactions contemplated by this Agreement and the Ancillary Agreements unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act. Subject to the Confidentiality Agreement, the parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.

(c) Nothing in this Agreement nor the consummation of the Transaction shall be construed as requiring Seller or any Acquired Entity to assign any Excluded Asset that by its terms or by Law is nonassignable without the consent of a third party or a Governmental Authority or is subject to cancellation or acceleration by a third party in the event of an assignment (“Nonassignable Excluded Assets”) unless and until such consents shall have been obtained. Seller shall use its commercially reasonable efforts to obtain such consents prior to the Closing Date. In the event any Divestiture Release, Divestiture Consent or any other license, Permit, consent, approval, authorization, qualification or order required to be obtained in connection with the Divestitures has not been obtained prior to the Closing

Date, Seller shall continue to use its commercially reasonable efforts to obtain such release, license, Permit, consent, approval, authorization, qualification or order until it is obtained and consummate the applicable Divestiture at the earliest practicable date. In the event that any Nonassignable Excluded Asset has not been divested as of the date that is six (6) months after the Closing Date, beginning on the six (6) month anniversary of the Closing Date and continuing until all such Nonassignable Excluded Assets have been divested, Seller shall pay Buyer a fee equal to 10.0% per annum of the aggregate Liability Exposure of such Nonassignable Excluded Assets (calculated based on the Liability Exposure of such Nonassignable Excluded Assets that have not been divested on the last day of each quarter), which shall be paid quarterly in arrears for the preceding quarter. Within fifteen (15) Business Days of the end of each applicable quarter, Buyer shall prepare and deliver to Seller a reasonably detailed invoice setting forth such fee. Seller shall pay to Buyer the aggregate amount owed within fifteen (15) Business Days of the receipt of such invoice. Buyer and the Acquired Entities, on the one hand, and Seller, on the other, will cooperate in any lawful and economically feasible arrangement to provide that Seller shall receive the interest in the benefits, and assume the costs and other liabilities, of any Nonassignable Excluded Assets that have not been divested as of the Closing Date until the applicable Divestiture is completed. Buyer shall, and shall cause its Affiliates to, also take or cause to be taken at Seller’s expense such actions in Buyer or its Affiliate’s name or otherwise as Seller may reasonably request so as to provide Seller with the benefits of the Nonassignable Excluded Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Excluded Assets, and Buyer or the applicable Subsidiary shall promptly pay over to Seller all money or other consideration received by it in respect to all Nonassignable Excluded Assets. With respect to any Nonassignable Excluded Asset that has not been divested as of the Closing Date, Seller shall provide Buyer with all information and reasonable assistance as may be reasonably requested by Buyer with respect to Buyer’s compliance with its financial and other reporting obligations as they apply to such Nonassignable Excluded Asset. For clarity, nothing in this Section 5.4(c) shall limit the Seller’s obligation with respect to any Excluded Liability.

(d) Without limiting the foregoing, Buyer and Seller shall cooperate and shall cause their Affiliates to cooperate using their respective commercially reasonable efforts to transfer, obtain, or to cause to be transferred or obtained, prior to the Closing or as soon as practicable thereafter, any Permits issued or required under Environmental Law and necessary for any Acquired Entity to own or operate the Business or the assets and properties of the Acquired Entities.

Section 5.5 Expenses. Whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except as otherwise stated herein or therein; provided, that (a) Transfer Taxes (if any) shall be borne as provided in Section 6.5, (b) all premiums required for issuance of the Environmental Policy at Closing shall be borne by Seller (regardless of whether the Environmental Policy was applied for by Seller or Buyer), and (c) if and when Buyer, the Acquired Entities (following the Closing or, at the request of Buyer, prior to the Closing), or its or their lender obtains a binder, commitment, owner’s title insurance policy, and/or lender’s title insurance policy based upon a preliminary report listed in the Disclosure Schedules, Buyer shall promptly reimburse Seller for the cost to Seller of such preliminary report.

Section 5.6 Public Disclosures. Seller and Buyer agree that the initial press release or releases to be issued with respect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be mutually agreed upon prior to the issuance thereof. Thereafter, prior to the Closing, Seller and Buyer each shall keep confidential, and shall cause its Representatives to keep confidential all information regarding this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby not included in such initial press release or releases, except for such additional disclosure as is (a) required to obtain necessary actions, waivers, consents, and approvals from Governmental Authorities and third parties, (b) required by applicable Law, court process, rule or regulation of the SEC or by obligations pursuant to a listing agreement with a national securities exchange or (c) customary in an offering memorandum, prospectus, prospectus supplement or similar offering document with respect to a bank financing or capital markets transaction of Buyer. From the date hereof to the date that is sixty (60) days following the Closing Date, Seller, the Company and their respective Subsidiaries, on one hand, and Buyer, on the other, will consult with each other to the extent practicable before issuing or submitting, and, to the extent practicable, will provide each other the opportunity to review and comment upon, any press release, other public statement, or filing, notice, or request with a Governmental Authority with respect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, and shall not issue any such press release or make any such public statement, filing, notice, or request prior to such consultation, except as may be required by applicable Law, court process, rule or regulation of the SEC or by obligations pursuant to a listing agreement with a national securities exchange. The parties’ obligations under this Section 5.6 shall survive the termination of this Agreement if this Agreement is terminated prior to the Closing.

Section 5.7 Employee Matters.

(a) At least fifteen (15) days prior to Closing, Buyer shall make an offer of employment to any Business Employee that Buyer wishes any Acquired Entity to employ following the Closing, except for those Business Employees listed on Exhibit J. Such offer of employment shall include a memorandum setting forth the conditions of employment with the Acquired Entity following the Closing (including base compensation and bonus opportunities and medical, dental, disability, life insurance and retirement benefits). At or before 11:59 p.m. Pacific Time on the day before the Closing Date, Seller shall cause the Acquired Entities to terminate all Business Employees who Buyer has notified Seller (i) Buyer does not intend for any Acquired Entity to employ following the Closing or (ii) have declined Buyer’s offer of employment. Seller shall assume and discharge all liabilities to Business Employees who are terminated prior to the Closing Date, whether in response to Buyer’s direction or otherwise, including severance obligations under the retention letters listed on Schedule 3.16(a)(iii) of the Disclosure Schedules.

(b) Buyer shall, or shall cause the Acquired Entities to, assume, maintain and honor, for those Business Employees who remain employed by an Acquired Entity immediately after the Closing or are employed by an Acquired Entity or other Buyer Affiliate within thirty (30) days following the Closing Date (collectively, the “Continuing Employees”), the obligations for payment of severance and so-called “success bonuses” under the retention letters listed on Schedule 3.16(a)(iii) of the Disclosure Schedules, as such letters are in effect as of the date of this Agreement, and, for not less than twelve (12) months following the Closing Date, shall provide to all such persons, for so long during such 12-month period as they remain employees of an Acquired Entity or other Buyer Affiliate, base compensation and employee benefits at levels at least consistent with those in effect prior to the Closing Date, and bonus opportunities at levels at least consistent with bonus opportunities offered to similarly situated employees of Buyer.

(c) Notwithstanding any other provision of this Agreement, Seller shall assume and discharge all obligations and liabilities of the Acquired Entities under the employment agreements of those Business Employees listed on Exhibit J and any Business Employees who are not Continuing Employees. Buyer acknowledges that, effective upon the Closing, the Business Employees listed on Exhibit J will cease to be employed by any Acquired Entity and will become employees of Seller or an Affiliate of Seller, and that thereafter the services of such Business Employees will be available to the Acquired Entities only pursuant to and subject to the terms and conditions of the Transition Services Agreement (until such time as their employment with Seller or an Affiliate of Seller shall terminate).

(d) Prior to the Closing Date, Seller shall cause the substitution of Seller or a designated ERISA Affiliate of Seller (other than any Acquired Entity) as a (i) fiduciary, (ii) contributing employer, (iii) sponsoring employer and (iv) trustee of each of the Company Benefit Plans. Effective as of the Closing Date, Seller shall cause the termination of the active participation of each present or former Business Employee and his or her beneficiaries in each Company Benefit Plan, other than those Business Employees who remain or become employed by Seller or an ERISA Affiliate (other than any Acquired Entity) following the Closing Date. For purposes of clarity, from and after the Closing Date, Seller shall assume the sponsorship of, and all liabilities in connection with, Company Benefits Plans, and neither Buyer nor any of its Affiliates (including the Acquired Entities following the Closing) shall have any liability or responsibility of any kind with respect to or in connection with the Company Benefit Plans or to any Participants in connection with the Company Benefit Plans.

(e) On and after the Closing Date, Seller shall comply with the continuation coverage requirements of Section 601, et seq. of the Employee Retirement Income Security Act of 1974 (“COBRA”) with respect to each Company Benefit Plan that is subject to COBRA.

(f) Effective on the Closing Date, Buyer, an Acquired Entity or a designated ERISA Affiliate of such party shall cause each Continuing Employee or covered beneficiary thereof to be eligible for participation in each employee benefit plan or arrangement maintained by Buyer for the benefit of the Continuing Employees, consistent with Buyer’s obligations in Section 5.7(b). In determining eligibility for participation and vesting in any employee benefit plan or arrangement of Buyer, to the fullest extent permitted by the Code, periods of service with the Acquired Entity prior to the Closing Date shall be counted, except to the extent such recognition would result in any duplication of benefits. For purposes of clarity, other than as set forth in Section 5.7, from and after the Closing Date, neither Seller nor any of its Affiliates after the Closing Date shall have any liability or responsibility of any kind with respect to or in connection with any employee benefit plan or arrangement established by Buyer for the benefit of the Continuing Employees after the Closing Date.

(g) Except as provided in Section 5.7(b), Seller shall indemnify and hold harmless Buyer and the Acquired Entities and each of them from any and all liability, cost and expense, including without limitation reasonable attorneys’ fees, payment of benefits, taxes and penalties in respect to each of the Company Benefit Plans, whether or not that liability, cost or expense was incurred before or after the Closing Date. Nothing contained herein shall be construed as requiring, and the Seller shall not (and shall cause the Acquired Entities not to) take any action that would have the effect of requiring, Buyer to continue any specific employee benefit plans and arrangements or to continue the employment or services of any specific person.

(h) Promptly following the execution of this Agreement, if applicable, the Company will take all necessary actions (including obtaining any required waivers or consents from Disqualified Individuals) to submit for approval by the stockholders of the Company, in a manner that satisfies Section 280G(b)(5) of the Code and the final Treasury Regulations issued thereunder, the right of each Disqualified Individual to receive or retain, as applicable, that portion of any payments and benefits that, together with any other payments and benefits the Disqualified Individual may become entitled to receive that may be considered “parachute payments” under Section 280G(b)(2) of the Code (“Section 280G Payments”), exceeds 299% of such Disqualified Individual’s “base amount” (as defined in Section 280G(b)(3) of the Code) such that the deduction of such Section 280G Payments will not be limited by the application of Section 280G(a) of the Code and the final Treasury Regulations issued thereunder. If applicable, no later than four (4) Business Days prior to the Closing, the Company shall deliver to Buyer certification regarding the requisite stockholder vote with respect to any Section 280G Payments and if the Company stockholder approval of Section 280G Payments was not obtained, as a consequence, such payments and/or benefits shall not be made or provided to the extent that they would cause any amounts to constitute Section 280G Payments. The Company shall forward to Buyer at least three (3) Business Days prior to submission to the stockholders of the Company copies of all documents prepared by the Company in connection with this Section 5.7(h) for Buyer’s review and approval, which approval shall not be unreasonably withheld or delayed.

(i) This Section 5.7 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.7, express or implied, is intended to confer upon any other Person (including, for the avoidance of doubt, any Participant) rights or remedies of any nature whatsoever under or by reason of this Section or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of Buyer and Seller.

Section 5.8 Maintenance of Company Records; Personnel. For a period of seven (7) years following the Closing Date (or such longer period as may be required by any Governmental Authority or as a result of any pending or threatened Action or tax audit):

(a) (a) Buyer shall not, and shall not permit the Company or any of its Subsidiaries to, dispose of or destroy any of the material books, records, or files of the Acquired Entities that exist on the Closing (the “Business Documents”) without first giving Seller not less than thirty (30) days’ prior written notice, which notice shall specify in reasonable detail the Business Documents proposed to be disposed of or destroyed; provided that Buyer and its Affiliates may dispose of the Business Documents without prior notice to Seller by virtue of a sale of stock or the assets of, or a merger or consolidation involving, Buyer or any of its Affiliates if either (i) the transferee thereof agrees to comply with Section 5.8(a) and (b) hereof with respect to the Business Documents that consist of Tax records for the remainder of such seven (7) year period (or such longer period as may be required by any Governmental Authority or as a result of any pending or threatened Action) or (ii) Buyer or such transferee transfers the Business Documents that consist of Tax records to Seller upon consummation of such transaction. Seller shall have the right, at its option and expense, upon written specification to Buyer within such thirty (30) day period of the Business Documents desired to be retained by Seller, to copy or take possession of all or a portion of such Business Documents within such thirty (30) day period.

(b) Buyer shall, and shall cause the Acquired Entities to, allow Seller and its agents reasonable access to the Business Documents for any reasonable business purpose during normal business hours and upon reasonable notice at the Acquired Entities’ principal place of business or the location where the Business Documents are stored, and Seller shall have the right, at its own expense, to make copies of Business Documents; provided, that any such access and copying shall be undertaken in a manner so as not to interfere unreasonably with the normal conduct of the Acquired Entities’ business or operations; provided further, that Buyer shall not be required to disclose to Seller any information if Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates (including the Acquired Entities following the Closing), on the other, are adverse parties in a litigation and such information is reasonably pertinent thereto.

(c) Buyer shall, and shall cause the Acquired Entities to, make available to Seller and its agents, upon written request and at the locations where such persons are employed by Buyer or an Acquired Entity, (i) personnel of Buyer or an Acquired Entity to assist Seller in locating and obtaining Business Documents and (ii) personnel of Buyer or an Acquired Entity who prior to the Closing Date were employed by the Company or a Subsidiary of the Company and were involved in the preparation for, or undertaking of litigation, administrative proceedings, Returns, Tax audits, or other similar matters in which Seller is an interested party after the Closing Date; provided, that any such access and availability shall be undertaken in a manner so as not to interfere unreasonably with such person’s duties.

(d) Seller will hold, and will cause its Representatives and Related Parties to hold in confidence, unless required to disclose by judicial or administrative process or by other requirements of applicable Law, all confidential documents and information concerning Buyer, the Business, and the Acquired Entities, including any confidential documents and information provided pursuant to this Section 5.8.

Section 5.9 Resignations of Directors. Seller shall cause to be delivered to Buyer at the Closing, duly signed resignations, effective upon the Closing, of all directors of the Acquired Entities, or shall take such other action as may be necessary to cause such persons to cease being directors of the Acquired Entities effective upon the Closing.

Section 5.10 Payments Relating to Excluded Assets. To the extent that, after the Closing, Buyer or any of its Affiliates (including the Acquired Entities), on the one hand, or Seller or any of its Affiliates, on the other, (i) receives any payments or other recoveries to which the other party is entitled (including payments or other recoveries received by Buyer or any of its Affiliates (including the Acquired Entities) related to the Excluded Assets), or (ii) makes any payment to a third party on behalf of the other party (including payments made by Buyer or any of its Affiliates (including the Acquired Entities) related to the Excluded Liabilities), the other party shall promptly deliver such amounts to, or reimburse, Seller or Buyer or their respective designees, as applicable. Buyer and its Affiliates (including the Acquired Entities) shall cooperate with Seller, at Seller’s sole cost, in obtaining any Excluded Asset.

Section 5.11 Directors’ and Officers’ Indemnification.

(a) Following the Closing, Buyer shall cause the Acquired Entities to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of the Acquired Entities (the “D&O Indemnified Parties”) against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) arising out of or relating to any threatened or actual Action based in whole or in part on or arising out of or relating in whole or in part to the fact that such person is or was a director or officer of the Acquired Entities whether pertaining to any matter existing or occurring at or prior to the Closing Date and whether asserted or claimed prior to, or at or after, the Closing Date (the “D&O Indemnified Liabilities”), including all D&O Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or relating to this Agreement and the Ancillary Agreements or the transactions contemplated hereby and thereby (and Buyer shall cause the Acquired Entities to pay expenses in advance of the final disposition of any such Action to each D&O Indemnified Party), in each case to the full extent provided in the Acquired Entities’ respective Organizational Documents and any other written agreements of the Acquired Entities set forth on Schedule 5.11(d) of the Disclosure

Schedules, in each case, in accordance with their terms as in effect on the date of this Agreement and subject to applicable Law. Without limiting the foregoing, in the event any such Action is brought against any D&O Indemnified Party (whether arising before or after the Closing Date), (i) the D&O Indemnified Party may retain counsel satisfactory to it and reasonably satisfactory to Buyer, and Buyer shall cause the Acquired Entities to pay all fees and expenses of such counsel for the D&O Indemnified Party promptly as statements therefor are received and (ii) Buyer shall cause the Acquired Entities to use commercially reasonable efforts to assist in the vigorous defense of any such matter; provided, that neither the Acquired Entities nor Buyer shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld. Any D&O Indemnified Party wishing to claim indemnification under this Section 5.11 shall notify Buyer upon learning of any such Action (but the failure so to notify shall not relieve a party from any liability which it may have under this Section 5.11 except to the extent such failure prejudices such party). The parties hereto agree that all rights to indemnification hereunder, including provisions relating to advances of expenses incurred in defense of any such Action, existing in favor of the D&O Indemnified Parties with respect to matters occurring through the Closing Date shall continue in full force and effect for a period of six (6) years from the Closing Date; provided, that all rights to indemnification in respect of any D&O Indemnified Liabilities asserted or made within such period shall continue until the disposition of such D&O Indemnified Liabilities.

(b) For a period of seven (7) years from the Closing Date, Buyer shall cause the Acquired Entities to maintain, if available, a “tail” policy providing officers’ and directors’ liability insurance covering the persons who are presently covered by their officers’ and directors’ liability insurance policies with respect to actions and omissions occurring prior to the Closing Date, providing coverage not less favorable than provided by such insurance in effect on the date hereof (the “Existing D&O Policy”); provided, that in no event shall the Acquired Entities be obligated to pay, with respect to the entire seven year period following the Closing, premiums for insurance under this Section 5.11(b) that in the aggregate are greater than 250% of such premiums paid or payable by the Acquired Entities in 2013 with respect to the Existing D&O Policy (which premiums for such period are hereby represented and warranted by Seller to be as set forth on Schedule 5.11(b)(i) of the Disclosure Schedules); provided further, that if the annual premium for such coverage and amount of insurance would exceed 250% of such current annual rate, the Acquired Entities shall provide the maximum coverage which shall then be available at an annual premium equal to 250% of such rate. Buyer shall cause the Acquired Entities to pay such premiums.

(c) Buyer covenants, for itself and its successors and assigns, that it and they shall not institute any Action in any court or before any administrative agency or before any other tribunal against any of the current directors of the Acquired Entities, in their capacity as such, with respect to any liabilities, Actions or causes of action, judgments, claims or demands of any nature or description (consequential, compensatory, punitive or otherwise), in each such case to the extent resulting from their approval of this Agreement and the Ancillary Agreements or of the transactions contemplated hereby and thereby.

(d) The Acquired Entities shall not take any action directly or indirectly to disaffirm or adversely affect the provisions of the Organizational Documents and any other written agreements of the Acquired Entities set forth on Schedule 5.11(d) of the Disclosure Schedules that provide indemnification of and expense reimbursement to D&O Indemnified Parties.

Section 5.12 Non-Competition; Non-Solicitation.

(a) During the two (2) year period following the Closing Date, Seller shall not, and shall cause its Affiliates not to, engage, directly or indirectly, in the construction or sale of more than ten (10) single-family homes (including attached single-family homes) or single-family building lots per year within one hundred (100) miles of any Owned Real Property (the “Restricted Business”); provided, that, during the period starting on the six (6) month anniversary of the Closing Date and ending on the second anniversary of the Closing Date, the foregoing shall not be deemed to preclude Seller or its Affiliates from seeking entitlements to develop within such geographic areas from any Governmental Authority or acting as a consultant or advisor in connection with a proposed or existing master-planned community within such geographic areas.

(b) During the two (2) year period following the Closing Date, Seller shall, and shall cause its Affiliates to, refrain from soliciting for employment, directly or indirectly, or hiring any employees of the Acquired Entities as of the day following the Closing Date; provided, that the foregoing prohibition shall not extend or apply to employing any such person who contacts Seller, its Affiliates or their respective employees on his or her own initiative without any direct or indirect solicitation by Seller, its Affiliates or their respective employees (it being understood that placing an advertisement does not constitute solicitation).

Section 5.13 Financial Statements.

(a) As soon as reasonably practicable and prior to the Closing, Seller shall prepare and deliver to Buyer true and complete copies of the audited consolidated stand-alone balance sheet of the Acquired Entities as of December 31, 2012, and the related audited consolidated stand-alone statements of operations and cash flows for the twelve-month period ending on such date of the Acquired Entities, in each case which present fairly, in all material respects, the financial position and results of operations presented therein as of the dates of, and for the periods referred to in, such financial statements in conformity with GAAP applied on a consistent basis throughout the periods covered thereby.

(b) As soon as reasonably practicable and prior to the Closing, Seller shall prepare and deliver to Buyer true and complete copies of the unaudited stand-alone balance sheet of the Acquired Entities as of September 30, 2013, the related stand-alone statements of operations and cash flows for the nine-month period ending on such date of the Acquired Entities and the stand-alone statements of operations and cash flows for the nine-month period ending on September 30, 2012 of the Acquired Entities, in each case which, subject to normal year-end audit adjustments, present fairly, in all material respects, the financial position and results of operations presented therein as of the dates of, and for the periods referred to in, such financial statements in conformity with GAAP applied on a consistent basis throughout the periods covered thereby.

Section 5.14 Financing. Prior to the Closing, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to provide, in connection with the arrangement of the Financing, all commercially reasonable cooperation requested by Buyer that is customary in connection with the arrangement of debt or equity financing for transactions that are substantially similar to the Transaction; provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller or any of its Affiliates, including (a) using its commercially reasonable efforts to provide financial and other pertinent information within Seller’s knowledge or possession regarding the Business and the Acquired Entities as may be reasonably requested in writing by Buyer in order to consummate the Financing, including the financial statements described in Section 5.13 (such financial statements described in Section 5.13, the “Required Information”) and (b) using its commercially reasonable efforts to cause its independent accountants to provide commercially reasonable assistance to Buyer in connection with the Financing (including providing consent to Buyer to use its audit reports in marketing material relating to the Financing and issuing a customary “comfort letter” (in the case of unaudited financial statements, that have not been subject to a review under Statement on Auditing Standards No. 100) in connection with the Financing); provided that Seller may deliver to Buyer one or more written notices stating when it believes it has completed delivery of the Required Information (each, a “Delivery Notice”) and, unless Buyer in good faith reasonably believes Seller has not completed delivery of the Required Information and, within three (3) Business Days after the delivery of the latest Delivery Notice, has delivered a written notice to Seller to that effect (stating which Required Information has not been delivered), the date identified in Seller’s latest Delivery Notice shall be the date of delivery of the Required Information and any supplements to the Required Information reasonably requested by Buyer during the Marketing Period, it being understood and agreed that, subject to customary confidentiality arrangements reasonably acceptable to Seller (which confidentiality arrangements will permit the inclusion of any information received pursuant to this Section 5.14 in offering documents with respect to the Financing), the information and documents provided by Seller pursuant to this Section 5.14 may be delivered to underwriters, initial purchasers or placement agents or included in offering documents with respect to the Financing; provided, further, that none of Seller or any of its Affiliates shall be required to pay any commitment, underwriting or other fee or to incur (in the case of the Acquired Entities, prior to the Closing) any other liability or obligation (including without limitation any potential liability under securities Laws and indemnification for violations of securities Laws) in connection with the Financing or to take any action that would be prohibited by any applicable Law or cause a default of, or breach under, or otherwise violate any Material Contract.

Section 5.15 LLC Conversions. Seller shall cause each Acquired Entity that is a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code to convert to a Delaware limited liability company effective no later than two (2)

days prior to the Closing Date (the “LLC Conversions”). Seller shall provide to Buyer any legal documents it intends to file in order to effect the LLC Conversions a reasonable time before filing and shall accept any reasonable comments made by Buyer. Following the LLC Conversions, any references in this Agreement to “the Shares” shall mean 100% of the membership interest in the Company, and any reference to the stockholders of the Company or any Acquired Entity shall mean the members of the Company or the Acquired Entity, as applicable.

Section 5.16 Further Documentation. Seller and Buyer will cooperate in good faith to negotiate the Transition Service Schedules (as defined in the Transition Services Agreement) and, as reasonably required or desirable to transition the Business to Buyer, the Office Leases, in each case prior to the Closing.

ARTICLE VI

TAX MATTERS

Section 6.1 Tax Treatment. Seller and Buyer agree (a) that the sale of the Shares shall be treated, for federal and state income tax purposes, as a sale by Seller and a purchase by Buyer of all of the assets of the Acquired Entities (other than the equity interests in the Acquired Subsidiaries), except that the equity interests in (and not the assets of) the Corporate Subsidiaries and the Tax Partnerships shall be treated as assets so sold and purchased and to report the sale for federal and state income tax purposes in all respects consistently with such treatment and with the provisions of Section 2.5 and Section 3.13(i), (b) that (i) the Nonassignable Excluded Assets and (ii) any Excluded Liabilities that are indebtedness for federal and state income tax purposes and remain the legal obligation of the Acquired Entities after the Closing shall, in each case be treated, for federal and state income tax purposes (and, to the extent permitted by Law, other Tax purposes), as assets and liabilities, respectively, of Seller at all times while such assets are owned by, or such liabilities are the liability of, respectively, the Acquired Entities, and to report the ownership of such assets and the liability for such liabilities for federal and state income tax purposes in all respects consistently with such treatment, and (c) not to take a position inconsistent with the treatment described in clauses (a) and (b) of this paragraph in any Return or any Tax-related Action, unless required by a final determination (as defined in Section 1313(a) of the Code).

Section 6.2 Cooperation on Tax Matters. The parties shall reasonably cooperate, and shall cause their respective Affiliates and their respective directors, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Returns and in resolving all Actions relating to Taxes (“Tax-related Actions”), including maintaining and making available to each other all records necessary in connection with Taxes of the Acquired Entities and any Taxes relating to the assets or liabilities of the Acquired Entities (including the Excluded Assets and Excluded Liabilities). Notwithstanding anything to the contrary in this Agreement, the Acquired Entities shall retain in their possession, and shall provide Seller access to (including the right to make copies of), such supporting books and records and any other materials that Seller may request with respect to matters relating to Taxes for which Seller or its stockholders are liable under this Agreement or otherwise, shall promptly furnish to Seller copies of all correspondence received from any Governmental Authority in connection with any Tax-related Action, and shall execute or cause to be executed powers of attorney or other necessary documents in order for Seller to exercise its control over any Tax-related Action controlled by Seller pursuant to Section 6.3. Buyer shall, and shall cause the Acquired Entities to, respond promptly, and in any event no later than thirty (30) days after the receipt of a request from Seller for Tax-related information (including requests for information relating to an information document request or similar request by any Governmental Authority) pertaining to Seller or the Acquired Entities for any matters relating to Taxes for which Seller or its stockholders are liable under this Agreement or otherwise. To the extent Seller’s information request pertains to a matter for which Seller is liable under this Agreement, failure or delay by Buyer in providing such information to Seller shall eliminate Seller’s indemnity obligations with respect to the item that is the subject of the information request to the extent that Seller is prejudiced thereby.

Section 6.3 Control Over Tax-related Actions. Notwithstanding anything to the contrary in this Agreement, Seller shall control all Tax-related Actions that are related solely to Taxes required to be shown on Returns described in Section 6.4(a) (including, for the sake of clarity, all S Corporation Returns), but Buyer shall have the right to participate in (but not control) any such Tax-related Actions controlled by Seller at its own expense if such Tax-related Action would reasonably be expected to adversely affect Buyer, and Seller shall not settle such Tax-related Actions without the consent of Buyer, which consent shall not be unreasonably withheld or delayed, if such settlement would reasonably be expected to adversely affect Buyer. Buyer shall control all Tax-related Actions that are related solely to Taxes required to be shown on Returns described in Section 6.4(b), but Seller shall have the right to participate in (but not control) any such Tax-related Actions controlled by Buyer at its own expense if such Tax-related Action would reasonably be expected to adversely affect Seller, and Buyer shall not settle such Tax-related Actions without the consent of Seller, which consent shall not be unreasonably withheld or delayed, if such settlement would reasonably be expected to adversely affect Seller.

Section 6.4 Returns of Acquired Entities.

(a) Seller shall prepare and file (or cause to be prepared and filed) (i) all Returns of the Acquired Entities for Non-Income Taxes that are due on or prior to the Closing Date and (ii) all Returns of the Acquired Entities for Income Taxes with respect to taxable periods that end on or before the Closing Date, if any, and shall timely remit (or cause to be timely remitted) the Taxes shown thereon as due (subject to any indemnity right under Article VIII) to the applicable Governmental Authority. Each such Return shall be prepared in a manner consistent with past custom and practice except where otherwise required by Law. Seller shall also prepare and file (or cause to be prepared and filed) all Internal Revenue Service Forms 1120S and comparable state and local income Tax Returns of the Company (“S Corporation Returns”) for taxable years ending on or prior to the Closing Date (including any such Returns for periods or portions of periods prior to the time the Company became a disregarded entity for federal income tax purposes). It is understood that, for Income Tax purposes, tax items of the Acquired

Entities attributable to the period on or prior to the Closing Date shall be included in Seller’s (or, for periods prior to the time the Company became a disregarded entity for federal income tax purposes, the Company’s) Income Tax Returns. With respect to any Return described in this Section 6.4(a) filed after the date hereof that could result in a liability for a Tax that is not an Excluded Tax and is not reflected as a liability on the Balance Sheet, Seller shall provide Buyer with a copy of such Return at least thirty (30) days prior to the date on which such Return is due (or if such Return is due within thirty-five (35) days after the Closing Date, then as soon as reasonably practicable prior to the filing thereof). Seller shall consider all comments on any such Return described in the immediately preceding sentence made by Buyer in good faith within fifteen (15) days after receipt thereof (or if such Return is due within thirty-five (35) days after the Closing Date, then within five (5) days after receipt thereof), and shall thereafter execute and timely file (or cause to be executed and filed) such Return and timely remit the Taxes shown as due thereon (subject to any indemnity right under Article VIII) to the applicable Governmental Authority. Notwithstanding the foregoing but without limitation on other rights of Buyer, copies of Returns that are due within fewer than seven (7) days of the determination of the date of the underlying Tax (e.g., payroll Tax deposit-related forms) shall not be required to be provided to Buyer in advance of filing.

(b) Buyer shall prepare and file (or cause to be prepared and filed) (i) all Returns of the Acquired Entities for Non-Income Taxes that are due after the Closing Date, and (ii) all Returns of the Acquired Entities for Income Taxes with respect to taxable periods that end after the Closing Date, and shall timely remit the Taxes shown thereon as due (subject to any indemnity right under Article VIII) to the applicable Governmental Authority. With respect to any Return described in this Section 6.4(b) that could result in a liability of Seller for a Tax, each such Return shall be prepared in a manner consistent with past custom and practice except where otherwise required by Law and Buyer shall provide Seller with a copy of such Return at least thirty (30) days prior to the date on which such Return is due (or if such Return is due within thirty-five (35) days after the Closing Date, then as soon as reasonably practicable prior to the filing thereof). Buyer shall consider all comments on any such Return described in the immediately preceding sentence made by Seller in good faith within fifteen (15) days after receipt thereof (or if such Return is due within thirty-five (35) days after the Closing Date, then within five (5) days after receipt thereof), and shall thereafter execute and timely file (or cause to be executed and filed) such Return and timely remit the Taxes shown as due thereon (subject to any indemnity right under Article VIII) to the applicable Governmental Authority. Notwithstanding the foregoing but without limitation on other rights of Seller, copies of Returns that are due within fewer than seven (7) days of the determination of the date of the underlying Tax (e.g., payroll Tax deposit-related forms) shall not be required to be provided to Seller in advance of filing.

(c) Other than in connection with a Tax-related Action resolved in accordance with this Agreement and other than with respect to the Corporate Subsidiaries, Buyer shall not and shall not permit any of the Acquired Entities to amend any Return described in Sections 6.4(a) or, with respect to any Return an amendment of which reasonably could be expected to be adverse to Seller, Section 6.4(b), except with the written consent of Seller, which written consent of Seller, in the case of a Return described in Section 6.4(b) shall not be unreasonably withheld. Other than in connection with a Tax-related Action resolved in accordance with this Agreement, Seller shall not amend any Return described in Section 6.4(a) if such amendment reasonably could be expected to be adverse to Buyer, except with the written consent of Buyer, which consent shall not be unreasonably withheld.

Section 6.5 Transfer Taxes. All Transfer Taxes resulting from the transactions contemplated by this Agreement shall be borne by Buyer (other than Transfer Taxes in respect of the Divestitures, which shall be borne by Seller). Buyer shall file or cause to be filed all necessary Returns and other documentation with respect to all such Transfer Taxes and Seller shall cooperate as reasonably requested by and at the cost of Buyer in order to minimize Transfer Taxes. Buyer shall file all required Transfer Tax forms and shall file appropriate California Form(s) 100-B with respect to the transactions described herein.

Section 6.6 Straddle Period. In any case under this Agreement involving a Straddle Period: (i) any real, personal and intangible property Taxes and other Taxes for the Pre-Balance Sheet Date Tax Period not based on operating results such as payroll, sales or other items of income or expense (or a combination thereof) shall equal the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Balance Sheet Date Tax Period and the denominator of which is the number of days in the Straddle Period, and the remaining amount of such Taxes shall be for the Post-Balance Sheet Date Period; provided, that any increase in such Taxes that arises as a result of or in connection with the Transaction (including any increase in property Taxes resulting from a change of ownership of properties owned by the Acquired Entities) shall be attributed solely to the Post-Balance Sheet Date Tax Period, and (ii) all other Taxes for the Pre-Closing Tax Period shall be determined as if the taxable period of the taxpayer ended as of the close of business on the Closing Date.

Section 6.7 Refunds. To the extent any Tax is refunded (in cash or by way of a credit of Taxes) to Seller or its Affiliates or to Buyer or its Affiliates (including the Acquired Entities following the Closing) after the Closing Date, such refund shall be paid to Seller or Buyer, respectively, based on whether Seller, on one hand, or Buyer and its Affiliates (including the Acquired Entities), on the other hand, would be liable for such Tax under this Agreement if instead of being refunded it actually became due (provided that any refunds of Taxes reflected as a liability on the Balance Sheet shall be for the account of Seller). Such amounts shall be paid to the party entitled thereto within thirty (30) days following receipt (or, in the case of a credit, following the end of the year in which such credit arises). Any refund of Taxes in respect of the Acquired Entities that is attributable to a Straddle Period shall be equitably apportioned between Buyer and Seller in a manner consistent with the principles of Section 6.6 and this Section 6.7. By way of example and not limitation, if an Excluded Tax is refunded, Seller shall be entitled to such refund. If any portion of any refund is subsequently disallowed, then amounts previously paid hereunder in respect thereof shall be promptly reimbursed to the paying party. Buyer shall cooperate, and shall cause each of the Acquired Entities to cooperate, with commercially reasonable requests by Seller to pursue refunds of Taxes to which Seller would be entitled under this Section 6.7 provided that, prior to pursuing any such refund,

Seller has agreed to reimburse Buyer and the Acquired Entities for any Taxes resulting from the receipt of such refunds (and any Taxes thereon, net of the Tax benefit of paying such refund to Seller) and to reimburse Buyer for third-party out of pocket costs incurred to pursue such refund.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to each Party’s Obligations. The respective obligations of Seller and Buyer to consummate the Transaction are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Transaction shall be in effect; provided, that the parties hereto shall use all commercially reasonable efforts to have any such injunction, order, restraint or prohibition vacated.

(b) Consents. All licenses, permits, consents, approvals, authorizations, qualifications and orders of any Governmental Authority and third parties as are necessary in connection with the Transaction shall have been obtained, except such licenses, permits, consents, approvals, authorizations, qualifications and orders which, individually or in the aggregate, (i) are not material to Seller, or (ii) as to Buyer, would not reasonably be expected to have a Material Adverse Effect if not obtained as of the Closing Date; provided, that in no event shall obtaining a Divestiture Consent or Divestiture Release be a condition to the obligation to consummate the Transaction.

(c) HSR Act. The waiting period (and any extension thereof) applicable to the Transaction under the HSR Act shall have been terminated or shall have expired.

Section 7.2 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Transaction is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Sections 3.1 through 3.4 of this Agreement shall be true and correct, and (ii) all other representations and warranties of Seller in this Agreement (without giving effect to any materiality or Material Adverse Effect or similar qualifications contained in such representations and warranties) shall be true and correct, except, in the case of this clause (ii), for breaches or inaccuracies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, in each case as of the date of this Agreement and as of the Closing Date. Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to such effect.

(b) Performance of Obligations of Seller. Seller shall have performed and shall have caused the Company and its Subsidiaries to have performed the obligations required to be performed by it or them under this Agreement on or prior to the Closing Date in all material respects, and Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to such effect.

(c) Divestitures. All Divestitures (other than Divestitures described on Schedule 7.2(c) of the Disclosure Schedule) shall have been completed prior to or simultaneously with the Closing hereunder. Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to such effect. For clarity, a Divestiture shall not be deemed not to be complete for any purpose hereunder as a result of the fact that as of Closing or any other relevant date there may be outstanding Divesture Consents or Divestiture Releases relative thereto; provided that Seller shall remain obligated to continue to pursue any such Divestiture Consents or Divestiture Releases pursuant to the second sentence of Section 5.4(c).

(d) Minority Partner Purchase Agreements. Closing under the Minority Partner Purchase Agreements with respect to the Minority Interests being purchased from the Minority Partners shall have occurred simultaneously with the Closing hereunder.

(e) Environmental Policy. One or more of the insurers listed on Exhibit L shall have committed in writing to issue to the Acquired Entities the Environmental Policy subject only to Seller’s payment of all premiums therefor.

Section 7.3 Conditions to Obligation of Seller. The obligation of Seller to consummate the Transaction is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Buyer set forth in Sections 4.1, 4.2, and 4.5 of this Agreement shall be true and correct, and (ii) all other representations and warranties of Buyer in this Agreement (without giving effect to any materiality or similar qualifications contained in such representations and warranties) shall be true and correct, except, in the case of this clause (ii), for breaches or inaccuracies that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of Buyer to consummate the Transaction, in each case as of the date of this Agreement and as of the Closing Date. Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed the obligations required to be performed by it under this Agreement on or prior to the Closing Date in all material respects, and Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to such effect.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties. Solely for purposes of Sections 8.2 and 8.3:

(a) the representations and warranties contained in Article III and Article IV, other than the representations and warranties made by (i) Seller in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.13 and Section 3.19 (the “Seller Core Representations”) and (ii) Buyer in Section 4.1, Section 4.2, Section 4.4 and Section 4.5 (the “Buyer Core Representations”), shall survive the Closing until the first anniversary of the Closing Date; provided, that the representations and warranties contained in Section 3.10, insofar as they refer to title to or Liens upon Owned Real Property, shall not survive the Closing (it being understood that this proviso shall not limit the survival of any other representation or warranty herein or any claim with respect to a breach thereof arising out of or related to title to or Liens upon Owned Real Property, including with respect to Section 3.6);

(b) the Buyer Core Representations, the Seller Core Representations and the covenants and other agreements contained in this Agreement (other than those agreements specified in clause (c) below) will survive the Closing until the expiration of the applicable statute of limitations; and

(c) indemnification rights with respect to Excluded Liabilities and Excluded Taxes will survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations (each such expiration date, respectively, an “Expiration Date”);

provided, that if written notice of a claim has been given in accordance with Section 8.6 prior to the applicable Expiration Date, then such representation, warranty, covenant, agreement or obligation to indemnify with respect to an Excluded Tax or an Excluded Liability, as applicable, shall survive as to such claim until such claim has been finally resolved. Neither the period of survival nor the liability of either party hereto with respect to its representations and warranties shall be reduced by any investigation made or knowledge acquired by the other party except as set forth on the Disclosure Schedules.

Section 8.2 Indemnification by Seller. Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Acquired Entities after the Closing) and their respective officers, directors, direct and indirect shareholders, employees, agents, successors and assigns against any losses, liabilities, damages, claims, costs, expenses, interest, penalties, awards, and judgments, including reasonable attorneys’ fees and expenses and costs of investigation, but excluding punitive damages, damages that are not the reasonably foreseeable consequence of the relevant breach and damage to reputation (other than such damages payable to a third party as a result of a Third Party Claim indemnifiable hereunder or that arise or result from fraud, intentional misrepresentation or intentional breach by the Indemnifying Party) (collectively, other than such excluded items, the “Losses”) actually suffered or incurred by any such indemnified party arising out of or resulting from (i) the breach of any representation and warranty made by Seller in this Agreement or any certificate delivered hereunder (provided that all materiality, Material Adverse Effect or similar qualifications contained in such representations and warranties (other than with respect to Section 3.7) shall be disregarded for the purpose of calculating Losses (but not for the purpose of determining the occurrence of a breach) with respect thereto), (ii) the breach of any covenant or agreement by Seller contained in this Agreement, (iii) any claims against any Acquired Entity by Seller or any Affiliate of Seller (other than the Acquired Entities) or any lender or creditor of Seller or such Affiliate of Seller acting in its capacity as such lender or creditor, or (iv) any Excluded Liabilities or Excluded Taxes. For clarity, (a) Seller is not providing any indemnification for Environmental Losses (including, without limitation, Environmental Losses relating to Excluded Assets) other than Indemnifiable Environmental Losses, and (b) the Environmental Policy is intended to be Buyer’s sole source of recovery for Environmental Losses (other than Uninsured Environmental Excluded Losses) relating to Excluded Assets.

Section 8.3 Indemnification by Buyer. Buyer and, after the Closing, the Acquired Entities shall indemnify and hold harmless Seller and its Affiliates (excluding the Acquired Entities after the Closing) and their respective officers, directors, direct and indirect shareholders, employees, agents, successors and assigns against (A) any Losses actually suffered or incurred by any such indemnified party arising out of or resulting from (i) the breach of any representation and warranty made by Buyer in this Agreement or any certificate delivered hereunder (provided that all materiality, material adverse effect or similar qualifications contained in such representations and warranties shall be disregarded for the purpose of calculating Losses (but not for the purpose of determining the occurrence of a breach) with respect thereto), (ii) the breach of any covenant or agreement by Buyer contained in this Agreement, (iii) any obligations or liabilities of any kind or nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued and whether arising before, on or after the Closing Date, of the Acquired Entities, except, solely with respect to clause (iii), to the extent that such obligations or liabilities are Excluded Liabilities, Excluded Taxes or are otherwise indemnifiable by Seller pursuant to Section 8.2, or (iv) any Taxes described in Schedule 8.3 and (B) any and all Losses (except for Losses arising out of or resulting from the breach of representations or warranties set forth in Section 3.13(i)) actually suffered or incurred by reason of the LLC Conversions.

Section 8.4 Limits on Indemnification. Notwithstanding anything to the contrary herein (other than the proviso ending this Section 8.4):

(a) the maximum amount payable by an Indemnifying Party for Losses solely pursuant to Section 8.2(i) or Section 8.3(A)(i) shall not exceed an aggregate amount equal to five percent (5%) of the Purchase Price (the “Cap”); provided, that the foregoing Cap shall not apply to (i) Losses arising out of or relating to the inaccuracy or breach of any Seller Core Representation or Buyer Core Representation or (ii) any Losses relating to the Balance Sheet Date Net Cash reflected in the calculation of the Purchase Price;

(b) no amount shall be payable pursuant to Section 8.2(i) unless and until the aggregate amount of Losses indemnifiable thereunder exceeds an amount equal to one-half percent (0.5%) of the Purchase Price (the “Deductible”), in which event Seller shall be liable for the amount (if any) in excess of the Deductible, and no amount shall be payable pursuant to Section 8.3(A)(i) unless and until the aggregate amount of Losses indemnifiable thereunder exceeds the Deductible, in which event Buyer shall be liable for the amount (if any) in excess of the Deductible; provided, that the limitations set forth in this Section 8.4(b) shall not apply to (i) any Losses arising out of or relating to the inaccuracy or breach of any Seller Core Representation or Buyer Core Representation or (ii) any Losses relating to the Balance Sheet Date Net Cash reflected in the calculation of the Purchase Price;

(c) Seller shall not be liable for (i) Taxes (and any related Losses) other than Excluded Taxes, except for Taxes (and any related Losses) arising out of or resulting from the breach of representations or warranties set forth in Section 3.13(g) or, if by or at the request of Seller or its Affiliates (excluding, following the Closing Date, the Acquired Entities) a Form 8832 (or comparable state Tax form) was filed to cause any of the Acquired Entities (other than the Corporate Subsidiaries) to be treated as a corporation for Income Tax purposes, Section 3.13(i), and (ii) any Excluded Taxes arising on the Closing Date as a result of actions taken outside of the ordinary course of business, or inconsistent with past practices, of the Acquired Entities, by or at the request of Buyer or its Affiliates;

(d) Seller shall not be obligated to indemnify Buyer with respect to any Loss to the extent that such Loss was reflected in the computation of Distributions, Non-Acquired Entity Expenditures or Balance Sheet Date Net Cash; and

(e) no amount shall be payable pursuant to Section 8.2(i) or (ii) or Section 8.3(A)(i) or (ii) if indemnification therefor is disallowed pursuant to Section 5.3(c);

provided, that none of the limitations set forth in this Section 8.4 shall apply in the event of fraud, intentional misrepresentation or intentional breach by any Indemnifying Party.

Section 8.5 Losses Net of Insurance; Adjustment to Purchase Price; Environmental Policy. The amount of any Losses under this Article VIII shall be determined net of any related amounts recovered or recoverable using commercially reasonable efforts by the Indemnified Party under insurance policies, indemnities or other reimbursement arrangements with respect to such Losses (net of expenses incurred in obtaining any such recovery and, with respect to recovery under insurance policies, net of the deductible for such policies and any increase in the premium (and retro-premium adjustments) for such policies to the extent arising out of or in connection with such Losses). Any indemnity payment under this Agreement shall be treated for Tax purposes as an adjustment to the Final Purchase Price, unless otherwise required by Law. Buyer shall use commercially reasonable efforts to secure coverage under the Environmental Policy for a period of at least ninety (90) days from and after the initial denial of coverage. Notwithstanding the terms of the Environmental Policy, Seller shall have no right to, and shall not, seek coverage as an additional insured for any Loss under the Environmental Policy unless and until Buyer has made a claim for coverage under the Environmental Policy and has exhausted its commercially reasonable efforts to recover under the Environmental Policy as provided herein, and Buyer is seeking indemnification for such Loss from Seller under this Agreement; provided, that in the event Seller is entitled to seek such coverage pursuant to the foregoing, Buyer shall use its commercially reasonable efforts to cooperate with Seller in Seller’s effort to seek coverage, including without limitation providing a power of attorney reasonable in scope to the extent necessary to pursue such coverage. Any indemnification payments made by an Indemnifying Party in respect of a claim shall, to the extent the Indemnified Party later receives an insurance recovery in respect thereof, be repaid by the Indemnified Party to the Indemnifying Party.

Section 8.6 Procedures.

(a) Any party seeking indemnification under this Article VIII (an “Indemnified Party”) shall give each party from whom indemnification is being sought (each, an “Indemnifying Party”) notice of any matter which such Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within ninety (90) days of such determination, stating the amount of the Losses, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed; provided, that the failure timely to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure.

(b) The obligations of an Indemnifying Party under this Article VIII with respect to Losses arising from the claim of any third party which are subject to the indemnification provided for in this Article VIII (a “Third Party Claim”) shall be governed by the following additional terms and conditions: If an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within fifteen (15) days of the receipt by the Indemnified Party of such notice; provided, that the failure timely to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in full against any Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice who is reasonably acceptable to the Indemnified Party if the Indemnifying Party gives notice of its intention to do so to the Indemnified Party within ten (10) Business Days of the receipt of such notice from the Indemnified Party; provided, that (i) if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, or the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages, or (ii) if the Third Party Claim is made by a governmental agency (other than any Tax authority), then the Indemnified Party shall be entitled to retain its own counsel (which, in the case of clause (i), shall be reasonably satisfactory to the Indemnifying Party, but, in the case of clause (ii), shall be chosen in the Indemnified Party’s sole discretion) at the expense of the Indemnifying Party. In the event that the Indemnifying Party exercises the right to undertake such defense against a Third

Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses and pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s reasonable control as the Indemnifying Party may reasonably require. Similarly, in the event that the Indemnified Party is conducting the defense against a Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s reasonable control as the Indemnified Party may reasonably require.

(c) Without the written consent of the Indemnified Party, the Indemnifying Party shall not settle or compromise any Third Party Claim or consent to the entry of any judgment where such settlement, compromise or entry of judgment could reasonably be expected to have an adverse effect on the Indemnified Party (taking into account the Indemnified Party’s rights under this Article VIII) or that does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claim without the acknowledgement of any culpability or fault. Without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed, the Indemnified Party conducting the defense against a Third Party Claim shall not settle or compromise any Third Party Claim or consent to the entry of any judgment; provided, that the Indemnified Party may enter into such a settlement, compromise or consent if (i) such settlement, compromise or judgment does not, and would not reasonably be expected to, impose or increase any separate liability of or obligation on the Indemnifying Party, (ii) includes as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnifying Party of a written release from all liability in respect of such Third Party Claim (other than with respect to the Indemnifying Party’s indemnification obligations hereunder), and (iii) either (x) the Indemnified Party is reasonably expected to be liable for Losses materially in excess of amounts reasonably expected to be received from the Indemnifying Party or (y) such settlement or compromise is in respect of a proceeding that seeks an injunction or equitable relief against the Indemnified Party.

(d) Notwithstanding anything to the contrary, to the extent there is a conflict between this Section 8.6 and Section 6.3, Section 6.3 shall control.

Section 8.7 Exclusive Remedy and Environmental Release. Except to the extent that indemnification is provided for elsewhere in this Agreement, indemnification provided in this Article VIII, subject to the limitations set forth herein, shall be the exclusive monetary remedy available to an Indemnified Party after the Closing for any breach of a representation, warranty, covenant, or other agreement contained in this Agreement. Other than the right of the parties hereto to seek enforcement of any provision in this Agreement or any Ancillary Agreement or damages for any breach of this Agreement or any Ancillary Agreement (including any indemnification provided hereunder or thereunder), the parties hereto hereby agree that they release one another from any and all claims, demands, or causes of action with respect to any liability under any Environmental Law and specifically, but without limitation, the Comprehensive Environmental Response Compensation and Liability Act, 42 USC Section 9601 et. seq., with respect to the subject matter of this Agreement (it being understood that this sentence shall not limit Buyer or its respective Affiliates’ rights or any rights of Seller with respect to the Environmental Policy).

Section 8.8 Seller’s Minimum Post-Closing Net Worth; Replacement Indemnitor. Seller covenants and agrees that until every Expiration Date has occurred, Seller shall maintain a minimum net worth based on the fair market value of its assets as of any relevant determination date of at least Two Hundred Million Dollars ($200,000,000); provided, that (i) such amount shall be reduced in increments of Fifty Million Dollars ($50,000,000) for each twelve-month period that elapses following the fourth (4th) anniversary of the Closing Date, and (ii) such amount shall be reduced to zero effective as of the eighth (8th) anniversary of the Closing Date. Notwithstanding anything to the contrary contained herein, Seller shall have the right at any time following the fourth (4th) anniversary of the Closing Date to substitute a replacement indemnitor for Seller under Section 8.2 (and Seller shall be released from any further liability thereunder); provided, that no such substitution and release shall be effective unless and until Buyer has been provided at least fifteen (15) days prior to the effective date of such substitution and release with (i) the name and identity of such replacement indemnitor (including a description of its relationship with Seller), (ii) the instrument by which such replacement indemnitor either has assumed or will assume all obligations of Seller under Section 8.2 and this Section 8.8 (which instrument shall be in form and substance reasonably acceptable to Buyer), and (iii) current financial statements (consistent with those provided in the case of Seller) reasonably demonstrating that the replacement indemnitor meets the then applicable minimum net worth requirement set forth in this Section 8.8.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of Seller and Buyer; or

(b) by either Seller or Buyer if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Transaction and such order, decree, ruling or other action shall have become final and non-appealable; or

(c) by either Seller or Buyer if the Transaction shall not have been consummated on or before the later of March 31, 2014 or, if the Marketing Period has, as of March 31, 2014, commenced, ten (10) Business Days after the termination of the Marketing Period (the “Outside Date”) (other than due to such party’s failure to perform its material obligations under this Agreement); or

(d) by Buyer, if Seller shall have breached any of its representations and warranties in Article III sufficient to result in a Material Adverse Effect and such breach cannot be cured prior to the Closing, or if Seller fails to perform in any material respect any of its obligations under this Agreement and such non-performance has not been or is incapable of being cured by Seller within thirty (30) days after its receipt of written notice thereof from Buyer;

(e) by Seller, if Buyer shall have breached any of its representations and warranties in Article IV sufficient to prevent or materially impair the ability of Buyer to consummate the Transaction and such breach cannot be cured prior to the Closing, or if Buyer fails to perform in any material respect any of its obligations under this Agreement and such non-performance has not been or is incapable of being cured by Buyer within thirty (30) days after its receipt of written notice thereof from Seller; or

(f) by Buyer, in accordance with Section 2.6.

Section 9.2 Effect of Termination. In the event of termination of this Agreement by either Seller or Buyer as provided in Section 9.1, then (a) all obligations of the parties pursuant to this Agreement shall terminate and have no effect, except for the provisions of Section 2.2 relating to the post-termination disposition of the Deposit, Section 3.19 and Section 4.4 relating to broker’s fees and finder’s fees, Section 5.3(a) relating to confidentiality, Section 5.5 relating to fees and expenses, Section 5.6 relating to public announcements, this Section 9.2 and Article X of this Agreement, which provisions shall survive such termination, and (b) there shall be no liability on the part of one party to the other party under or by reason of this Agreement or the transactions contemplated hereby or thereby, except for (i) fraudulent acts by a party, and (ii) prior willful breaches by a party of a representation, warranty, covenant or obligation of this Agreement, the remedies for which shall not be limited by the provisions of this Section 9.2. The foregoing provision shall not, however, limit or restrict the availability of specific performance or other injunctive or equitable relief to the extent that specific performance or such other relief would otherwise be available to a party hereunder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Amendment; Extension; Modification. This Agreement may not be amended except by an instrument in writing signed on behalf of both of the parties or waived except by an instrument in writing signed by the party against whom enforcement is sought. Either party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party referring expressly to the provisions hereof being extended or waived. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless expressly provided. To the extent that any amendment or modification to Sections 10.1, 10.5 or 10.14 of this Agreement is sought that is adverse to the rights of the Debt Financing Sources, the prior written consent of the Debt Financing Sources (or their respective successors or assigns) party to the Debt Financing Commitment Letter shall be required before such amendment or modification is rendered effective.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Seller, to:

Shapell Investment Properties, Inc.

Wilshire-San Vicente Plaza

8383 Wilshire Boulevard Suite 700

Beverly Hills, CA 90211

Attention: Bill West

Facsimile: (323) 651-4349

Email: bwest@shapell.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

333 S. Grand Ave.

Los Angeles, CA 90071

Attention: Michael Sfregola

Facsimile: (213) 229-7520

Email: MSfregola@gibsondunn.com

(ii)	if to Buyer, to:

Toll Brothers, Inc.

250 Gibralter Road

Horsham, PA 19044

Attention: Douglas C. Yearley, Jr.

Facsimile: (215) 938-8078

Email: DYearley@tollbrothersinc.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention: Eric L. Schiele

Facsimile: (212) 474-3700

Email: ESchiele@cravath.com

Section 10.3 Interpretation. A reference made in this Agreement to a Section, Exhibit or Schedule, shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever any reference is made to documents or other information made available in the Dataroom, such words shall mean that such documents or information were available to Buyer prior to and through the date that is two (2) calendar days prior to execution of this Agreement in the electronic dataroom maintained on behalf of Seller by Intralinks (as evidenced by a DVD or CD-ROMs imprinted with all such documents or information and delivered by Seller to Buyer promptly following the date hereof) (the “Dataroom”). Each party was represented by legal counsel of its choosing in the negotiation and drafting of this Agreement. No provision of this Agreement or any instrument delivered pursuant to this Agreement shall be interpreted or construed against any party because such party or its legal Representatives prepared the initial or any subsequent draft of such provision.

Section 10.4 Entire Agreement. This Agreement, which includes all Exhibits and Schedules hereto, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. Nothing herein supersedes or impairs in any way the Confidentiality Agreement; provided, that the Confidentiality Agreement shall terminate upon the Closing.

Section 10.5 No Third-Party Beneficiaries. Except as expressly provided in Sections 4.6(a) (last sentence), 8.2 and 8.3 of this Agreement, nothing in this Agreement, express or implied, is intended to or confers upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement; provided, that the Debt Financing Sources shall be express third party beneficiaries of and shall be entitled to rely upon the last sentence of Section 10.1, this Section 10.5 and Section 10.14 hereof, and each such Debt Financing Source may enforce such provisions.

Section 10.6 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby will be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 10.7 Jurisdiction and Venue; Specific Performance.

(a) Subject to Section 2.4, each of the parties submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in any Action arising under or relating to this Agreement, agrees that all claims in respect of the Action may be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this Agreement in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any Action so brought. Each party agrees that service of summons and complaint or any other process that might be served in any Action may be made on such party by sending or delivering a copy of the process to the party to be served at the address of the party and in the manner provided for the giving of notices in Section 10.2. Nothing in this Section 10.7, however, shall affect the right of any party to serve legal process in any other manner permitted by Law. Each party agrees that a final, non-appealable judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives any defense in any action for specific performance that a remedy at law would be adequate.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.8 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by either of the parties without the prior written consent of the other party; provided, that Buyer may assign its rights under this Agreement to a partnership, corporation, or limited liability company (or other entity reasonably acceptable to Seller) of which Buyer is a partner, shareholder, member or other equity participant, provided that no such assignment shall release Buyer from any of its obligations or liabilities under this Agreement except to the extent expressly agreed in writing by Seller. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.9 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic and legal substance of the transactions contemplated hereby are not affected in a manner materially adverse to either party hereto.

Section 10.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 10.11 Facsimile Signature. This Agreement may be executed by facsimile or other electronic image scan signature and a facsimile or other electronic image scan signature will constitute an original for all purposes.

Section 10.12 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.13 No Presumption Against Drafting Party. Each of Buyer and Seller acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 10.14 Non-Recourse. Subject to the rights of Buyer and First Huntingdon Finance Corp. under the Debt Financing Commitment Letter, none of the financing sources party to the Debt Financing Commitment Letter or any of their respective former, current or future stockholders, partners, members, controlling parties, Affiliates, directors, officers, employees, agents and representatives, and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any of such financing sources nor any of their respective successors and assigns (collectively, the “Debt Financing Sources”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim (whether in contract, tort or otherwise) based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing Commitment Letter, the transactions contemplated thereby or the performance thereof and the parties hereto agree not to assert any such claim or bring any action, suit or proceeding in connection with any such claim against any Debt Financing Source.

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IN WITNESS WHEREOF, Buyer and Seller have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER:

SHAPELL INVESTMENT PROPERTIES, INC.

By:	/s/ Bill West
Name:	Bill West
Title:	Chief Executive Officer

Signature page to PSA

BUYER:

TOLL BROTHERS, INC.

By:	/s/ Douglas C. Yearley, Jr
Name:	Douglas C. Yearley, Jr
Title:	Chief Executive Officer

Signature page to PSA